As filed with the SEC on January 28, 2000.

                                                                   File No. 333-
                                                                   File No. 811-

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
                                    Pre-Effective Amendment No. ___          [ ]
                                    Post-Effective Amendment No. ___         [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]

          PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT
                           [Exact Name of Registrant]

                     PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               [Name of Depositor]

                          3 Gateway Center, 12th Floor
                              Newark, NJ 07102-4077

                  Depositor's Telephone Number: (973) 802-6997

                          C. Christopher Sprague, Esg.
                            Assistant General Counsel
                   The Prudential Insurance Company of America
                          3 Gateway Center, 12th Floor
                          Newark, New Jersey 07102-4077

               [Name and Address of Agent for Service of Process]

                                   Copies to:

                           Christopher E. Palmer, Esq.
                                 Shea & Gardner
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Interests in Group Variable Annuity Contracts.

                    SUBJECT TO COMPLETION -- JANUARY 28, 2000

PROSPECTUS                                                ________________, 2000

DISCOVERY PREMIER
    GROUP RETIREMENT ANNUITY

This prospectus describes the Prudential DISCOVERY PREMIERSM Group Variable Annuity Contracts* (the "Contracts"). The Contracts are group variable annuity contracts sold by The Prudential Insurance Company of America to retirement plans qualifying for federal tax benefits under sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 as amended (the "Code") and to non-qualified defined contribution annuity plans. In this Prospectus, The Prudential Insurance Company of America may be referred to as either "Prudential" or as "we" or "us". We may refer to a participant under a retirement plan as "you."

As a plan participant, you can allocate contributions made on your behalf in a number of ways. You can allocate contributions to one or more of the 38 Subaccounts. Each Subaccount invests in one of the following portfolios of The Prudential Series Fund, Inc. (the "Prudential Series Fund") or other listed portfolios (collectively, the "Funds"):

THE PRUDENTIAL SERIES FUND, INC.
Money Market Portfolio                        Flexible Managed Portfolio                 Equity Portfolio
Diversified Bond Portfolio                    High Yield Bond Portfolio                  Prudential Jennison Portfolio
Government Income Portfolio                   Stock Index Portfolio                      Global Portfolio
Conservative Balanced Portfolio               Equity Income Portfolio                    20/20 Focus Portfolio
Small Capitalization Stock Portfolio

AIM VARIABLE INSURANCE FUNDS, INC.                                         ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
AIM V.I. Government Securities Fund     AIM V.I. Value Fund                Premier Growth Portfolio           Quasar Portfolio
AIM V.I. International Equity Fund                                         Growth and Income Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.                                 AMERICAN VARIABLE INSURANCE SERIES
VP Income & Growth                                                         Asset Allocation Fund                Growth-Income Fund
                                                                           International Fund

DAVIS VARIABLE ACCOUNT FUND, INC.                                          DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Davis Value Portfolio                                                      Dreyfus Socially Responsible Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                       JOHN HANCOCK DECLARATION TRUST
Franklin Small Cap Fund       Templeton International Equity Fund          V.A. Bond Fund

INVESCO VARIABLE INVESTMENT FUNDS, INC.                                    JANUS ASPEN SERIES
INVESCO VIF - Dynamics Fund                                                Aggressive Growth Portfolio   Growth and Income Portfolio
                                                                           International Growth Portfolio

MFS VARIABLE INSURANCE TRUST                                               WARBURG PINCUS TRUST
MFS Bond Series                     MFS Growth With Income Series          Emerging Growth Portfolio
MFS Emerging Growth Series      MFS Total Return Series
MFS Growth Series

In this Prospectus, we provide information that you should know before you invest. We have filed additional information about the Contracts with the Securities and Exchange Commission ("SEC") in a Statement of Additional Information ("SAI"), dated ___________, 2000. That SAI is legally a part of this Prospectus. You can get a copy of the SAI free of charge by contacting us at the address or telephone number shown on the cover page. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The SEC's mailing address is 450 Fifth Street, N.W., Washington, DC 20549, and its public reference number is (800) SEC-0330.

The accompanying prospectuses for the Funds and the related statements of additional information describe the investment objectives and risks of investing in the Funds. We may offer additional Funds and Subaccounts in the future. The contents of the SAI with respect to the Contracts appears on page 25 of this Prospectus.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS. YOU SHOULD READ THOSE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

AS WITH ALL VARIABLE ANNUITY CONTRACTS, THE FACT THAT WE HAVE FILED A REGISTRATION STATEMENT WITH THE SEC DOES NOT MEAN THAT THE SEC HAS DETERMINED THAT THE CONTRACTS ARE A GOOD INVESTMENT. NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
30 Scranton Office Park
Scranton, PA 18507-1789
Telephone 1-800-458-6333

*  DISCOVERY PREMIER IS A SERVICE MARK OF PRUDENTIAL

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE CONTRACTS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS CONTENTS

                                                                            PAGE

GLOSSARY                                                                      1
BRIEF DESCRIPTION OF THE CONTRACTS                                            2
FEE TABLES                                                                    3
GENERAL INFORMATION ABOUT PRUDENTIAL, PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT AND THE INVESTMENT OPTIONS AVAILABLE UNDER THE
CONTRACTS                                                                     8
         Prudential                                                           8

         Prudential Discovery Premier Group Variable Contract Account         8
         The Funds                                                            8

THE CONTRACTS
         The Accumulation Period                                              9
         Allocation of Purchase Payments                                     13
         Asset Allocation Program                                            14
         Transfers                                                           14
         Dollar Cost Averaging                                               14
         Auto-Rebalancing                                                    15
         Withdrawals                                                         15
         Systematic Withdrawal Plan                                          15
         Texas Optional Retirement Plan                                      16
         Death Benefit                                                       17
         Discontinuance of Contributions                                     18
         Loan Provision                                                      18
         Modified Procedures                                                 18

CHARGES, FEES AND DEDUCTIONS
         Administrative Fee                                                  19
         Charge for Assuming Mortality and Expense Risks                     19
         Expenses Incurred by the Funds                                      19
         Premium Taxes                                                       19

FEDERAL TAX STATUS                                                           19
ERISA CONSIDERATIONS                                                         22
EFFECTING AN ANNUITY                                                         22
         Life Annuity with Payments Certain                                  22
         Annuity Certain                                                     22
         Joint and Survivor Annuity with Payments Certain                    23
         Purchasing the Annuity                                              23
OTHER INFORMATION                                                            23
         Misstatement of Age or Sex                                          23
         Sale of the Contract and Sales Commissions                          23
         Voting Rights                                                       23
         Substitution of Fund Shares                                         24
         Performance Information                                             24
         Reports to Participants                                             24
         State Regulation                                                    24
         Legal Proceedings                                                   25
         Statement of Additional Information                                 25
         Additional Information                                              25

                                    GLOSSARY

ACCOUNT--See the Prudential Discovery Premier Group Variable Contract Account (the "Discovery Account") below.

ACCUMULATION PERIOD--The period, prior to the effecting of an annuity, during which the amount credited to a Participant Account may vary with the investment performance of any Subaccount of the Discovery Account.

ANNUITANT--The person or persons designated by the Participant upon whose life or lives monthly annuity payments are based after an annuity is effected.

BENEFICIARY--A person designated by a Participant to receive benefits from funds held under the Contract.

BUSINESS DAY--A day on which both the New York Stock Exchange and Prudential are open for business.

CODE--The Internal Revenue Code of 1986, as amended.

CONTRACTHOLDER--The employer, association or trust to which Prudential has issued a Contract.

CONTRACTS--The Group Variable Annuity Contracts that we describe in this Prospectus and offer for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Code and with non-qualified annuity arrangements.

CONTRACT VALUE--The dollar amount held under a Contract.

EMPLOYER--The sponsor of the retirement plan or non-qualified annuity arrangement.

FUNDS--The portfolios of The Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., Alliance Variable Products Series Fund, Inc., American Variable Insurance Series, American Century Variable Portfolios, Inc., Davis Variable Account Fund, Inc., Dreyfus Socially Responsible Growth Fund, Inc., Franklin Templeton Variable Insurance Products Trust, John Hancock Declaration Trust, Invesco Variable Investment Funds, Inc., Janus Aspen Series, MFS Variable Insurance Trust, and Warburg Pincus Trust available under the Contracts.

GENERAL ACCOUNT--The assets of Prudential other than those allocated to the Discovery Account or any other separate account of Prudential.

GUARANTEED INTEREST ACCOUNT--An allocation option under the Contract funded by Prudential's General Account, or under certain Contracts, a separate account. It is not part of nor dependent upon the investment performance of the Discovery Account. This Prospectus does not describe in detail the Guaranteed Interest Account or any separate account funding a guaranteed interest rate option.

PARTICIPANT--A person who makes contributions, or for whom contributions have been made, and to whom they remain credited under the Contract.

PARTICIPANT ACCOUNT--An account established for each Participant to record the amount credited to the Participant under the Contract.

PARTICIPANT ACCOUNT VALUE--The dollar amount held in a Participant Account.

PRUDENTIAL--The Prudential Insurance Company of America. "We," "us," or "our" means Prudential.

PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT--A separate account of Prudential registered under the Investment Company Act of 1940 as a unit investment trust, invested through its Subaccounts in shares of the corresponding Funds.

SUBACCOUNT--A division of the Discovery Account, the assets of which are invested in shares of the corresponding Fund.

UNIT AND UNIT VALUE--We credit a Participant with Units for each Subaccount in which he invests. The value of these Units may change each Business Day to reflect the investment results of, and deductions of charges from, the Subaccounts, and the expenses of the Funds in which the assets of the Subaccounts are invested. The number of Units credited to a Participant in any Subaccount of the Discovery Account is determined by dividing the amount of the contribution or transfer made on his behalf to that Subaccount by the applicable Unit Value for the Business Day on which the contribution or transfer is received at the address shown on the cover of this Prospectus or such other address that Prudential has specified. We will reduce the number of Units credited to a Participant under any Subaccount by the number of Units canceled as a result of any transfer or withdrawal by a Participant from that Subaccount.

VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a Subaccount to the next. We make such determinations when the net asset values of the Funds are calculated, which is generally as of 4:15 p.m. Eastern time on each day during which the New York Stock Exchange and Prudential are open. Currently, the Prudential business unit that receives transaction requests for the Contracts is open each day on which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTIONS--The Subaccounts.

                       BRIEF DESCRIPTION OF THE CONTRACTS

We offer the Contracts to retirement plans qualifying for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code") and to nonqualified annuity arrangements. The Contracts are group annuity contracts that we typically issue to employers. These employers then make contributions under the Contract on behalf of their employees. A person for whom contributions have been made and to whom they remain credited under a Contract is a "Participant."

The value of a Participant's investment depends upon the performance of the selected investment option[s]. Currently, there are 38 variable investment options, each of which is called a Subaccount. Prudential limits the number of subaccounts an employer may select in order to ensure that Prudential is the owner of the assets in the subaccounts for tax purposes. We invest the assets of each Subaccount in one of the Funds listed beginning on page 8. You may direct contributions to one or a combination of variable investment options as well as the Guaranteed Interest Account. We set up a separate Participant Account to record your investment choices. You can withdraw amounts held under your Participant Account, in whole or in part, prior to the annuity date. We also provide for a death benefit under the Contract.

Through payroll deduction or similar agreements with the Contractholder, you may make contributions under the Contract. In addition, you may make contributions in ways other than payroll deduction under certain circumstances.

We assess charges under the Contracts for administering the Contracts and for assuming mortality and expense risks under the Contracts. We deduct a mortality and expense risk charge equal to an annual rate of 0.15% from the assets held in the variable investment options. We also deduct an administrative charge equal to an annual rate of 0.50% from the assets held in the variable investment options. You can find further details about the administrative charge in the Fee Tables, page 3, and under Administrative Fee, page 19.

A charge against each of the Funds' assets is also made by the investment adviser for providing investment advisory and management services. You can find further details about charges under the section entitled Charges, Fees and Deductions, page 19.

Unless restricted by the retirement arrangement under which you are covered, or by a section of the Code, you may withdraw, at any time, all or part of your Participant Account. See "Withdrawals," page 15. We do not impose any charge upon withdrawal. If you withdraw, you may be taxed under the Code, including, under certain circumstances, a 10% penalty tax on premature withdrawals. See "Federal Tax Status," page 19. In addition, you may transfer all or a part of your Participant Account Value among the Subaccounts and the Guaranteed Interest Account without the imposition of the withdrawal charge or tax liability.

You should send all written requests, notices, and transfer requests required by the Contracts (other than withdrawal requests and death benefit claims), to Prudential at the address shown on the cover of this Prospectus. You may effect the telephone transactions that are permitted by your retirement plan by calling us at 1-800-458-6333. You must send all written withdrawal requests or death benefit claims to Prudential by one of the following three means: (1) By U.S. mail to: Prudential, P.O. Box 5410, Scranton, Pennsylvania 18505-5410; (2) Delivery service other than the U.S. mail (e.g., Federal Express, etc.) sent to our office at the following address: Prudential, 30 Scranton Office Park, Scranton, Pennsylvania 18507-1789; or (3) Fax to Prudential, Attention: Client Payments at: (570) 340-4328. Under certain Contracts, the Contractholder or a third party acting on their behalf provides record-keeping services that we would otherwise perform. See "Modified Procedures," page 18.

We intend this brief description of the Contracts to provide a broad overview of the more significant features of the Contracts. You can find more detailed information about the Contracts in subsequent sections of this Prospectus and in the Contracts themselves.

Transaction requests (including death benefit claims) received directly by Prudential in good order on a given Business Day before the established transaction cutoff time (4 PM Eastern Time, or such earlier time that the New York Stock Exchange may close) will be effective for that Business Day. For purposes of the preceding sentence, we define "good order" generally as an instruction received by us that is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction.

                                    FEE TABLE

PARTICIPANT TRANSACTION EXPENSES

Sales Charge Imposed on Contributions .....................................None

Sales Charge Imposed on Withdrawals or Surrenders .........................None

Annual Account Charge .....................................................None

DISCOVERY ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE PARTICIPANT ACCOUNT VALUE)

                 ALL SUBACCOUNTS
                 ---------------

                 Mortality and Expense Risk Charge        0.15%
                 Administrative Fee                       0.35%

                                                          ----
                 Total Separate Account Annual Expenses   0.50%
                                                          ====

ANNUAL EXPENSES OF THE FUNDS
(AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)
(BASED ON THE YEAR ENDED DECEMBER 31, 1998, UNLESS OTHERWISE NOTED)

                                                                      INVESTMENT                  TOTAL            TOTAL
                                                                      MANAGEMENT    OTHER         CONTRACTUAL      ACTUAL
                                                                      FEE           EXPENSES      EXPENSES         EXPENSES*
THE PRUDENTIAL SERIES FUND, INC.

Conservative Balanced Portfolio                                       0.55%         0.02%         0.57%            0.57%
Diversified Bond Portfolio                                            0.40%         0.02%         0.42%            0.42%
Equity Income Portfolio                                               0.40%         0.02%         0.42%            0.42%
Equity Portfolio                                                      0.45%         0.02%         0.47%            0.47%
Flexible Managed Portfolio                                            0.60%         0.01%         0.61%            0.61%
Global Portfolio                                                      0.75%         0.11%         0.86%            0.86%
Government Income Portfolio                                           0.40%         0.03%         0.43%            0.43%
High Yield Bond Portfolio                                             0.55%         0.03%         0.58%            0.58%
Money Market Portfolio                                                0.40%         0.01%         0.41%            0.41%
Prudential Jennison Portfolio                                         0.60%         0.03%         0.63%            0.63%
Small Capitalization Stock Portfolio                                  0.40%         0.07%         0.47%            0.47%
Stock Index Portfolio                                                 0.35%         0.02%         0.37%            0.37%
20/20 Focus Portfolio (1)                                             0.75%         0.20%         0.95%            0.95%

AIM VARIABLE INSURANCE FUNDS, INC.

AIM V.I. Government Securities Fund                                   0.50%         0.26%         0.76%            0.76%
AIM V.I. International Equity Fund                                    0.75%         0.16%         0.91%            0.91%
AIM V.I. Value Fund                                                   0.61%         0.05%         0.66%            0.66%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Premier Growth Portfolio                                              1.00%         0.09%         1.09%            1.06%
Growth and Income Portfolio                                           0.625%        0.105%        0.73%            0.73%
Quasar Portfolio                                                      1.00%         0.30%         1.30%            0.95%

AMERICAN VARIABLE INSURANCE SERIES (2)

Asset Allocation Fund                                                 0.44%         -----         -----            0.45%
Growth-Income Fund                                                    0.35%         -----         -----            0.36%
International Fund                                                    0.57%         -----         -----            0.66%

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

VP Income & Growth                                                    0.70%         0.00%         0.70%            0.70%

DAVIS VARIABLE ACCOUNT FUND, INC. (3)

Davis Value Portfolio                                                 0.75%         0.30%         1.05%            1.05%

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

Dreyfus Socially Responsible Growth Fund, Inc.                        0.75%         0.05%         0.80%            0.80%

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Small Cap Fund                                               0.75%         0.02%         0.77%            0.77%
Templeton International Equity Fund                                   0.80%         0.08%         0.88%            0.88%

JOHN HANCOCK DECLARATION TRUST

V.A. Bond Fund                                                        0.50%         0.84%         1.34%            0.75%

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO VIF - Dynamics Fund                                           0.60%         14.41%        15.01%           1.45%

JANUS ASPEN SERIES (4)

Aggressive Growth Portfolio                                           0.72%         0.03%         0.75%            0.75%
Growth and Income Portfolio                                           0.75%         2.31%         3.06%            1.25%
Worldwide Growth Portfolio                                            0.67%         0.07%         0.74%            0.72%

MFS VARIABLE INSURANCE TRUST

MFS Bond Series                                                       0.60%         0.63%         1.23%            1.02%
MFS Emerging Growth Series                                            0.75%         0.10%         0.85%            0.85%
MFS Growth Series                                                     0.75%         0.10%         0.85%            0.85%
MFS Growth With Income Series                                         0.75%         0.13%         0.88%            0.88%
MFS Total Return Series                                               0.75%         0.16%         0.91%            0.91%

WARBURG PINCUS TRUST (5)

Emerging Growth Portfolio                                             0.95%         0.51%         1.46%            1.25%

* Reflects fee waivers and reimbursement of expenses, if any. The following Expense Examples use "Total Actual Expenses."

The purpose of the foregoing tables is to assist Participants in understanding the expenses that they bear, directly or indirectly, relating to the Prudential Discovery Premier Group Variable Contract Account and the Funds. See the sections on charges in this Prospectus and the accompanying prospectuses for the Funds.

(1) The Prudential Series Fund, Inc. 20/20 Focus Portfolio. Based on estimated operating expenses for the first fiscal year of operations, which ended December 31, 1999.

(2) American Variable Insurance Series. Based on fiscal year ended November 30, 1998.

(3) Davis Variable Account Fund, Inc. Based on estimated operating expenses for the first fiscal year of operations, which will end June 30, 2000.

(4) Janus Aspen Series. Fee reductions reduce investment management fee to the level of the corresponding Janus retail fund. Janus has agreed to continue the applicable waivers and fee reductions until at least the next annual renewal of the advisory agreement. Other waivers, if applicable, are first applied against the management fee and then against other expenses.

(5) Warburg Pincus Trust. Based on estimated expenses for the Portfolio's first fiscal year of operations, which ended December 31, 1999.

EXAMPLES OF FEES AND EXPENSES

The following examples illustrate the cumulative dollar amount of all the above expenses that you would incur on each $1,000 of investment.

     o    The examples assume a consistent 5% annual return on invested assets.

     o Because this Contract has no withdrawal charges, your expenses are not impacted by whether or not you choose to make withdrawals.

THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE A REPRESENTATION OF PAST OR FUTURE EXPENSES; ACTUAL EXPENSES INCURRED IN ANY GIVEN YEAR MAY BE MORE OR LESS THAN THOSE SHOWN IN THE EXAMPLES.

                                                                1 Year   3 Years

THE PRUDENTIAL SERIES FUND, INC.

Money Market Portfolio                                           9.24     28.86
Diversified Bond Portfolio                                       9.34     29.17
Government Income Portfolio                                      9.44     29.48
Conservative Balanced Portfolio                                 10.85     33.83
Flexible Managed Portfolio                                      11.25     35.06
High Yield Bond Portfolio                                       10.95     34.14
Stock Index Portfolio                                            8.84     27.61
Equity Income Portfolio                                          9.34     29.17
Equity Portfolio                                                 9.84     30.73
Prudential Jennison Portfolio                                   11.45     35.68
Global Portfolio                                                13.75     42.75
20/20 Focus Portfolio                                           14.65     45.49
Small Capitalization Stock Portfolio                             9.84     30.73

AIM VARIABLE INSURANCE FUNDS, INC

AIM V.I. Government Securities Fund                             12.75     39.68
AIM V.I. International Equity Fund                              14.25     44.27
AIM V.I. Value Fund                                             11.75     36.61

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC

Premier Growth Portfolio                                        15.74     48.84
Growth and Income Portfolio                                     12.45     38.76
Quasar Portfolio                                                14.65     45.49

AMERICAN VARIABLE INSURANCE SERIES

Asset Allocation Fund                                            9.64     30.11
Growth-Income Fund                                               8.74     27.30
International Fund                                              11.75     36.61

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC

VP Income and Growth                                            12.15     37.84

DAVIS VARIABLE ACCOUNT FUND, INC

Davis Value Portfolio                                           15.64     48.53

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC

Dreyfus Socially Responsible Growth Fund                        13.15     40.91

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Small Cap Fund                                         12.85     39.99
Templeton International Equity Fund                             13.95     43.36

JOHN HANCOCK BOND TRUST

V.A. Bond Fund                                                  12.65     39.38

INVESCO VARIABLE INVESTMENT FUNDS, INC

INVESCO VIF - Dynamics Fund                                     19.60     60.58

JANUS ASPEN SERIES

Aggressive Growth Portfolio                                     12.65     39.38
International Growth Portfolio                                  17.62     54.58
Growth and Income Portfolio                                     12.35     38.45

MFS VARIABLE INSURANCE TRUST

MFS Bond Series                                                 15.34     47.62
MFS Emerging Growth Series                                      13.65     42.44
MFS Growth Series                                               13.65     42.44

MFS Growth With Income Series                                   13.95     43.36
MFS Total Return Series                                         14.25     44.27

WARBURG PINCUS TRUST

Emerging Growth Portfolio                                       17.62     54.58

Loans taken by a Participant from a Participant Account may be subject to charges for establishing and maintaining the loan. The examples with respect to the Contracts do not take into account any deduction for such charges.

                      GENERAL INFORMATION ABOUT PRUDENTIAL,

      PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT AND THE
                INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACTS

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

The Prudential Insurance Company of America ("Prudential") is a mutual life insurance company incorporated in 1873 under the laws of the State of New Jersey. Our corporate office is located at 751 Broad Street, Newark, New Jersey. We have been investing for pension funds since 1928.

Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, the Company's Board of Directors authorized management to take the preliminary steps necessary to allow the Company to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by the Company's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval, all of which could take two or more years to complete. Prudential's management and Board of Directors have not yet determined to demutualize and it is possible that, after careful review, Prudential could decide not to go public.

The plan of reorganization, which hasn't been approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, while mutual fund customers and customers of the Company's subsidiaries would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contractowners of Prudential's subsidiaries. Eligible policyholders would generally include employers, associations, other groups, and trusts established by or for such entities, that own group policies issued by Prudential, and generally would include Contractholders. The individuals covered under a group plan, such as the Participants under a Contract, generally would not be eligible to receive stock or other consideration from Prudential.

Prudential generally is responsible for the administrative and record-keeping functions of the Prudential Discovery Premier Group Variable Contract Account and pays the expenses associated with them. These functions include enrolling Participants, receiving and allocating contributions, maintaining Participant Accounts, preparing and distributing confirmations, statements, and reports. The administrative and record-keeping expenses that we bear include salaries, rent, postage, telephone, travel, legal, actuarial and accounting fees, office equipment, stationery and maintenance of computer and other systems.

We are reimbursed for these administrative and record-keeping expenses by the daily charge against the assets of each Subaccount for administrative expenses.

PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT

Prudential established the Prudential Discovery Premier Group Variable Contract Account (the "Discovery Account") on November 9, 1999, under New Jersey law as a separate investment account. The Discovery Account meets the definition of a "separate account" under federal securities laws. Prudential is the legal owner of the assets in the Discovery Account, and is obligated to provide all benefits under the Contracts. Prudential will at all times maintain assets in the Discovery Account with a total market value sufficient to support its obligations under the Contracts. Prudential segregates the Discovery Account assets from all of its other assets. Thus, those assets are not chargeable with liabilities arising out of any other business Prudential conducts. The Discovery Account's assets may include funds contributed by Prudential to commence operation of the Discovery Account, and may include accumulations of the charges Prudential makes against the Discovery Account. From time to time, Prudential will transfer these additional assets to Prudential's general account. Before making any such transfer, Prudential will consider any possible adverse impact the transfer might have on the Discovery Account.

Prudential registered the Discovery Account with the U.S. Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This registration does not mean that the SEC supervises the management or investment policies or practices of the Discovery Account. For state law purposes, the Discovery Account is treated as a part or division of Prudential. There are currently 38 Subaccounts within the Discovery Account. These Subaccounts invest in the corresponding Fund available under the Contracts. We may establish additional Subaccounts in the future.

THE FUNDS

The following is a list of each Fund, its investment objective and its investment adviser:

THE PRUDENTIAL SERIES FUND, INC.

MONEY MARKET PORTFOLIO. The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The portfolio invests in short-term debt obligations that mature in 13 months or less.

DIVERSIFIED BOND PORTFOLIO. The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The portfolio invests primarily in higher grade debt obligations and high quality money market instruments.

GOVERNMENT INCOME PORTFOLIO. The investment objective is a high level of income over the longer term consistent with the preservation of capital. The portfolio invests primarily in U.S. Government securities, including intermediate and long-term U.S. Treasury securities and debt obligations issued by agencies or instrumentalities established by the U.S. Government.

CONSERVATIVE BALANCED PORTFOLIO. The investment objective is a total investment return consistent with a conservatively managed diversified portfolio. The portfolio invests in a mix of equity securities, debt obligations and money market instruments.

FLEXIBLE MANAGED PORTFOLIO. The investment objective is a total investment return consistent with an aggressively managed diversified portfolio. The portfolio invests in a mix of equity securities, debt obligations and money market instruments.

HIGH YIELD BOND PORTFOLIO. The investment objective is a high total return. The portfolio invests primarily in high yield/high risk debt securities.

STOCK INDEX PORTFOLIO. The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index").

EQUITY INCOME PORTFOLIO. The investment objective is both current income and capital appreciation. The portfolio invests primarily in common stocks and convertible securities that provide good prospects for returns above those of the Standard & Poor's 500 Composite Stock Price Index or the NYSE Composite Index.

EQUITY PORTFOLIO. The investment objective is capital appreciation. The portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

PRUDENTIAL JENNISON PORTFOLIO. The investment objective is to achieve long-term growth of capital. The portfolio invests primarily in equity securities of major established corporations that offer above average growth prospects.

GLOBAL PORTFOLIO. The investment objective is long-term growth of capital. The portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

20/20 FOCUS PORTFOLIO. The investment objective is long-term growth of capital. The portfolio will invest primarily in up to 40 equity securities of U.S. companies.

SMALL CAPITALIZATION STOCK PORTFOLIO. The investment objective is long-term growth of capital. The Portfolio attempts to duplicate the performance of the Standard Poor's Small Capitalization Stock Index.

Prudential is the investment adviser for each of the portfolios of the Prudential Series Fund. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"), which provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Prudential Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corp. ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM V.I. GOVERNMENT SECURITIES FUND. The investment objective is to achieve a high level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

AIM V.I. INTERNATIONAL EQUITY FUND. The investment objective is to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. VALUE FUND. The investment objective is to achieve long-term growth of capital by investing primarily in equity securities judged by the advisor to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

The investment adviser for these Funds is AIM Advisors, Inc.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

PREMIER GROWTH PORTFOLIO. The investment objective is growth of capital by pursuing aggressive investment policies. The Fund invests primarily in equity securities of U.S. companies. The Fund focuses on a relatively small number of intensively researched companies.

GROWTH AND INCOME PORTFOLIO. The investment objective is reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality.

QUASAR PORTFOLIO. The investment objective is growth of capital by pursuing aggressive investment policies. This Fund invests principally in a diversified portfolio of equity securities.

The investment adviser for these Funds is Alliance Capital Management L.P.

AMERICAN VARIABLE INSURANCE SERIES

ASSET ALLOCATION FUND. The Fund seeks to provide you with high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).

GROWTH-INCOME FUND. The Fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which offer the potential for appreciation and/or income.

INTERNATIONAL FUND. The Fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States.

The investment adviser for these Funds is Capital Research and Management
Company.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

VP INCOME AND GROWTH. The Fund seeks dividend growth, current income and capital appreciation by investing primarily in common stocks. The investment adviser for this Fund is American Century Investment Management, Inc.

DAVIS VARIABLE ACCOUNT FUND, INC.

DAVIS VALUE PORTFOLIO. The Fund's investment objective is growth of capital. The Fund invests primarily in common stock of U.S. companies with market capitalization of at least $5 billion. The investment adviser for this Fund is Davis Select Advisers, L.P.

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND. The Fund's goal is to provide capital growth, with current income as a secondary goal. To pursue these goals, the Fund invests primarily in common stock of companies that, in the opinion of the Fund's management, meet traditional investment standards and conduct their business in manner that contributes to the enhancement of the quality of life in America. The investment adviser for this Fund is The Dreyfus Corporation.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

FRANKLIN SMALL CAP FUND. The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of U.S. small capitalization (small cap) growth companies.

TEMPLETON INTERNATIONAL EQUITY FUND. The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of companies located outside the U.S., including emerging markets, and that are issued by companies that have their principal activities outside the U.S.

The investment adviser for these Funds is Franklin Advisers, Inc.

JOHN HANCOCK DECLARATION TRUST

V.A. BOND FUND. The Fund seeks to generate a high level of current income consistent with prudent investment risk. In pursuing this goal, the Fund normally invests in a diversified portfolio of debt securities. The investment advisor for this Fund is John Hancock Advisers, Inc.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO VIF - DYNAMICS FUND. The Fund attempts to make your investment grow over the long term. The Fund invests in a variety of securities that the advisor believes present opportunities for capital growth - primarily common stocks of companies traded on U.S. securities exchanges, as well as over-the-counter. The Fund also may invest in preferred stock (which generally pay higher dividends than common stocks) and debt instruments that are convertible into common stocks, as well as in securities of foreign companies. It is aggressively managed. Because its strategy includes many short-term factors - including current information about a company, investor interest, price movements of a company's securities and general market and monetary conditions - securities in its portfolio usually are bought and sold relatively frequently. The investment adviser for this Fund is INVESCO Funds Group, Inc.

JANUS ASPEN SERIES

AGGRESSIVE GROWTH PORTFOLIO. The investment objective of the Fund is long-term growth of capital. It is a diversified portfolio that seeks its objective primarily by investing in common stocks selected for the growth potential, and it normally invests at least 50% of its equity assets in medium-sized companies.

GROWTH AND INCOME PORTFOLIO. The investment objective of this Fund is long-term capital growth and current income. It is a diversified portfolio that normally invests up to 75% of its assets in equity securities selected primarily for growth potential and at least 25% of its assets in securities the portfolio manager believes have income potential.

WORLDWIDE GROWTH PORTFOLIO. The investment objective of this Fund is long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers.

The investment adviser for these Funds is Janus Capital Corporation.

MFS VARIABLE INSURANCE TRUST

MFS BOND SERIES. The investment objective is primarily to provide as high level of current income as is believed to be consistent with prudent risk. Under normal market conditions, the fund invests at least 65% of its assets in fixed income securities.

MFS EMERGING GROWTH SERIES. The investment objective is long-term growth of capital. Under normal market conditions, the Fund invests at least 65% of its assets in common stocks and related securities of emerging growth companies.

MFS GROWTH SERIES. The investment objective is to provide long-term growth of capital and future income rather than current income. Under normal market conditions, the Fund invests at least 80% of its assets in common stock and related securities.

MFS GROWTH WITH INCOME SERIES. The investment objective is to provide reasonable current income and long-term growth of capital and income. Under normal market conditions, the Fund invests at least 65% of its assets in common stocks and related securities.

MFS TOTAL RETURN SERIES. The investment objective is above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

The investment adviser for these Funds is Massachusetts Financial Services Company.

WARBURG PINCUS TRUST

EMERGING GROWTH PORTFOLIO. The objective of this Fund is to seek maximum capital appreciation by investing in equity securities of small-to-medium-sized domestic companies with emerging or renewed growth potential. The investment adviser for this Fund is Warburg Pincus Asset Management, Inc.

-----------------------------------------

The investment advisors to the various Funds charge a daily investment management fee as compensation for their services, as set forth in the table beginning on page 14 and as more fully described in the prospectus for each Fund.

We recognize that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither Prudential nor the Funds currently foresees any such disadvantage, the Funds' Boards of Directors intend to monitor events in order to identify any material conflict between variable life insurance and variable annuity contractholders and to determine what action, if any, should be taken in response to a conflict. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any Fund; or (4) differences between voting instructions given by variable life insurance and variable annuity contractholders.

An affiliate of each of the Funds (other than the portfolios in the Prudential Series Fund) may compensate Prudential based upon an annual percentage of the average assets held in the Fund by Prudential under the Contracts. These percentages vary by Fund, and reflect administrative and other services we provide.

You can review a full description of the Funds in the accompanying prospectuses for each Fund and in the related statements of additional information. You should read those documents in conjunction with this Prospectus. There is no assurance that the investment objectives will be met.

A Fund may have an investment objective and investment policies closely resembling those of a mutual fund within the same complex that is sold directly to individual investors. Despite such similarities, there can be no assurance that the investment performance of any such Fund will resemble that of its retail fund counterpart.

GUARANTEED INTEREST ACCOUNT

The Guaranteed Interest Account is a credited interest option available to fund certain group annuity contracts issued by Prudential. Amounts that you allocate to the Guaranteed Interest Account become part of the General Account of Prudential. Prudential's General Account consists of all assets owned by Prudential other than those in the Discovery Account and other separate accounts of Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the assets of the General Account.

Because of exemptive and exclusionary provisions, Prudential has not registered interests in the General Account (which include interests in the Guaranteed Interest Account) under the Securities Act of 1933. Nor has Prudential registered the General Account as an investment company under the Investment Company Act of 1940. Accordingly, those Acts do not apply to the General Account or any interests therein, and Prudential has been advised that the staff of the SEC has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures that we make regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Under certain Contracts, amounts that you allocate to the Guaranteed Interest Account may be held within one or more guaranteed separate accounts. Prudential has not registered interests in such separate account(s) under the Securities Act of 1933 and has not registered the separate accounts as investment companies under the Investment Company Act of 1940.

                                  THE CONTRACTS

We generally issue the Contracts to Employers whose employees may become Participants. Under an IRA, a Participant's spouse may also become a Participant. We may issue a Contract to an association that represents employers of employees who become Participants, to an association or union that represents members that become Participants, and to a trustee of a trust with participating employers whose employees become Participants. Even though an Employer, an association or a trustee is the Contractholder, the Contract normally provides that Participants will have the rights and interests under them that are described in this Prospectus. When a Contract is used to fund a deferred compensation plan established by a tax-exempt entity under Section 457 of the Code, all rights under the Contract are owned by the Employer to whom, or on whose behalf, the Contract is issued. All amounts that we pay under the Contract are payable to the Employer, and are its exclusive property. For a plan established under Section 457 of the Code, the employee has no rights or interests under the Contract, including any right or interest in any Subaccount of the Discovery Account, except as provided in the Employer's plan. This may also be true with respect to certain non-qualified annuity arrangements. Notwithstanding the foregoing, the rules for Section 457 plans established by state and local governments would be similar to those specified in this paragraph.

Also, a particular plan, even if it is not a deferred compensation plan, may limit a Participant's exercise of certain rights under a Contract. Participants should check the provisions of their Employer's plan or any agreements with the Employer to see if there are any such limitations and, if so, what they are.

THE ACCUMULATION PERIOD

Contributions; Crediting Units; Enrollment Forms; Deduction for Administrative Expenses.

Ordinarily, an Employer will make contributions periodically to the Contract pursuant to a payroll deduction or similar agreement between the Participant and his Employer. In addition, you may make contributions in ways other than payroll deduction under certain circumstances.

As a Participant, you designate what portion of the contributions made on your behalf should be invested in the Subaccounts or the Guaranteed Interest Account. The Participant may change this designation usually by notifying us at the address shown on the cover page of this Prospectus or such other address as we may direct. Under certain Contracts, an entity other than us keeps certain records. Participants under those Contracts must contact the record-keeper. See "Modified Procedures," page 18.

We credit the full amount (100%) of each contribution designated for investment in any Subaccount to a Participant Account maintained for the Participant. Except for the initial contribution, the number of Units that we credit to a Participant in a Subaccount is determined by dividing the amount of the contribution made on his behalf to that Subaccount by the Subaccount's Unit Value determined as of the end of the Valuation Period during which the contribution is received by us at the address shown on the cover page of this Prospectus or such other address as we may direct.

We will invest the initial contribution made for a Participant in a Subaccount no later than two Business Days after we receive it, if it is preceded or accompanied by satisfactory enrollment information. If the Contractholder submits an initial contribution on behalf of one or more new Participants that is not preceded or accompanied by satisfactory enrollment information, then we will allocate such contribution to the Prudential Series Fund Money Market Subaccount upon receipt, and also will send a notice to the Contractholder or its agent that requests allocation information for each such Participant. If we do not receive the necessary enrollment information in response to its initial notice, we will deliver up to three additional notices to the Contractholder or its agent at monthly intervals that request such allocation information. After 105 days have passed from the time that Units of the Money Market Subaccount were purchased on behalf of Participants who failed to provide the necessary enrollment information, we will redeem the relevant Units and pay the proceeds (including earnings) to the Contractholder. Any proceeds that we pay to the Contractholder under this procedure may be considered a prohibited and taxable reversion to the Contractholder under current provisions of the Code. Similarly, proceeds that we return may cause the Contractholder to violate a requirement under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, to hold all plan assets in trust. The Contractholder may avoid both problems if it arranges to have the proceeds paid into a qualified trust or annuity contract.

A change in the value of a Unit will not affect the number of Units of a particular Subaccount credited to a Participant. However, the dollar value of a Unit will vary from Business Day to Business Day depending upon the investment experience of the Subaccount.

We determine the value of a Participant Account in a Subaccount on any particular day by multiplying the total number of Units credited to the Participant by the Subaccount's Unit Value on that day.

We set the Unit Value for each Subaccount at $10.00 on the date of commencement of operations of that Subaccount. We determine the Unit Value for any subsequent Business Day as of the end of that day by multiplying the Unit Change Factor for that day by the Unit Value for the preceding Business Day.

We determine the Unit Change Factor for any Business Day by dividing the current day net asset value for Fund shares by the net asset value for shares on the previous Business Day. This factor is then reduced by a daily equivalent of the mortality and expense risk fee and the administrative fee. We determine the value of the assets of a Subaccount by multiplying the number of Fund shares held by that Subaccount by the net asset value of each share, and adding the value of dividends declared by the Fund but not yet paid.

ALLOCATION OF PURCHASE PAYMENTS

A Participant determines how the initial contribution will be allocated among the Subaccounts by specifying the desired allocation on the application or enrollment form. A Participant may choose to allocate nothing to a particular Subaccount. Unless a Participant tells us otherwise, we will allocate subsequent contributions in the same proportions as the most recent contribution made by that Participant. A Participant may change the way in which subsequent contributions are allocated by providing us with proper written instruction at the address on the cover page of this Prospectus (or such other address as we may direct) or by telephoning us at the toll-free number we provide, once a Participant has provided the appropriate identification to effect a telephone transaction. See Transfers, below

ASSET ALLOCATION PROGRAM

We may make available an Asset Allocation Program to assist Participants in determining how to allocate purchase payments. If a Participant chooses to participate in the program, the Participant may do so by utilizing a form available in the employee enrollment kit. The form will include a series of illustrations depicting various asset allocation models based on age and risk tolerance. We also make available a more comprehensive model based on an internet web site for use by Participants. We offer the Asset Allocation Program at no charge to the Participant. A Participant is under no obligation to participate in the program or to invest according to the program recommendations. A Participant may ignore, in whole or in part, the investment allocations provided by the program.

We regard the Asset Allocation Program as an aid in making purchase payment allocations. You should not view the Program as any guarantee of investment return. You also should realize that there can be no assurance that any Fund will attain its investment objectives. As a Participant, you should consider reviewing your investor profile questionnaire annually, and each time your investor profile changes.

TRANSFERS

A Participant may transfer out of an investment option into any combination of other investment options available under the Contract. Generally, the transfer request may be in dollars, such as a request to transfer $1,000 from one investment option to another, or may be in terms of a percentage reallocation among investment options. Under certain Contracts, we may require that transfer requests be effected in terms of whole number percentages only, and not by dollar amount. A Participant may make transfers by proper written notice to us or by telephone, internet or telecopy, depending on the terms of the arrangement applicable to the Participant.

If a Contractholder chooses telephone privileges, each Participant will automatically be enrolled to use the Telephone Transfer System. A Participant may decline telephone privileges on a form supplied by the Contractholder or us. We have adopted procedures designed to ensure that requests by telephone are genuine. We will not be held liable for following telephone instructions we reasonably believe to be genuine. We cannot guarantee that a Participant will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Unless restricted by the retirement arrangement under which a Participant is covered, when we receive a duly completed written transfer request form or properly authorized telephone transfer request, we will transfer all or a portion of the Participant Account in any of the Subaccounts to another Subaccount or the Guaranteed Interest Account. We may restrict transfers from the Guaranteed Interest Account. There is no minimum transfer amount. As of the Business Day you make the transfer request, we will reduce the Subaccount(s) from which the transfer is made by the number of Units obtained by dividing the amount to be transferred by the Unit Value for the applicable Business Day. If the transfer is made to another Subaccount as of the same day, the number of Units we credit to the Participant in that Subaccount will be increased by means of a similar calculation. We reserve the right to limit the frequency of these transfers. All transfers are subject to the terms and conditions set forth in this Prospectus and in the Contract(s) covering a Participant.

We did not design the Contracts for professional market timing organizations or other organizations or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the Discovery Account and the Funds, and we will discourage such a practice. If such a pattern were to be found, we may be required to modify the transfer procedures, including but not limited to, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one owner.

We may stipulate different procedures for Contracts under which another entity provides record keeping services. Although there is presently no charge for transfers, we reserve the right to impose such charges in the future.

Certain Contracts may prohibit transfers from the Guaranteed Interest Account into non-equity investment options that are characterized in such Contract as "competing" with Prudential's General Account options with regard to investment characteristics. If a Contract precludes such transfers, the Contract will further require that amounts transferred from the Guaranteed Interest Account into non-competing investment options, such as a Subaccount investing in a stock Fund, may not for 90 days thereafter be transferred into a "competing" option or back to the Guaranteed Interest Account.

A Contract may include a provision that, upon discontinuance of contributions for all Participants of an Employer covered under a Contract, the Contractholder may request that we make transfer payments from any of the Subaccounts to a designated alternate funding agency. If the Contract is used in connection with certain tax-deferred annuities subject to Section 403(b) of the Code, or with IRAs, we will promptly notify each affected Participant and each beneficiary of a deceased Participant that such a request has been received. Within thirty days of receipt of such notice, each recipient may elect in writing on a form approved by us to have any of his or her Participant Account Value transferred to the alternate funding agency. If he or she does not so elect, his or her investment options will continue in force under the Contract. If he or she does so elect, his or her account will be canceled as of a "transfer date" which is the Business Day specified in the Contractholder's request or 90 days after we receive the request, whichever is later. The product of Units in the

Participant's Subaccounts immediately prior to cancellation and the appropriate Unit Value on the transfer date, less the applicable withdrawal and annual account charges, will be transferred to the designated alternate funding agency in cash.

Subject to any conditions or limitations regarding transfers contained in the tax-deferred annuity arrangement under which a Participant is covered, a Participant can:

     |X| continue to make transfers of all or part of his interest in his Participant Account among the available investment options offered, and

     |X| transfer directly all or part of his interest in his Participant Account to a Section 403(b) tax-deferred annuity contract of another insurance company or to a mutual fund custodial account under Section 403(b)(7).

Contributions may be discontinued for all Participants under a Contract or for all Participants of an Employer covered under the Contract used in connection with a deferred compensation plan subject to Section 457 of the Code due to certain circumstances, such as a change in any law or regulation, which would have an adverse effect on us in fulfilling the terms of the Contract. If contributions are so discontinued, we may initiate transfer payments from any Subaccount to an alternate funding agency. The transfer would be made as described in the paragraph above.

Transfers that you make among Subaccounts will take effect as of the end of the Valuation Period in which we receive a proper transfer request.

From time to time, we may make an offer to holders of other variable annuities that we or an affiliate issues to exchange their variable annuity contracts for interests in a Contract issued by the Account. We will conduct any such exchange offer in accordance with SEC rules and other applicable law. Current SEC rules pertaining to exchange offers among affiliated variable annuity contracts generally require, with certain exceptions, that no fee be imposed at the time of the exchange. Under this rule, we could charge an administrative fee at the time of the exchange, although we have no present intention of doing so.

DOLLAR COST AVERAGING

We may make available an administrative feature called Dollar Cost Averaging ("DCA"). This feature allows Participants to transfer amounts out of the Guaranteed Interest Account or one of the Subaccounts and into one or more other Subaccounts. Transfers may be in specific dollar amounts or percentages of the amount in the DCA account at the time of the transfer. A Participant may ask that transfers be made monthly, quarterly, semi-annually or annually. A Participant can add to the DCA account at any time.

Each automatic transfer will take effect in monthly, quarterly, semi-annual or annual intervals as designated by the Participant. If the New York Stock Exchange and Prudential are not open on a transfer date, the transfer will take effect as of the end of the Valuation Period which immediately follows that date. Automatic transfers continue until the amount specified has been transferred, or until the Participant notifies us and we process a change in allocation or cancellation of the feature. We currently impose no charge for this feature. We would impose such a charge only pursuant to an amendment to the administrative services agreement. Such an amendment would have to be agreed to in writing by both us and the Contractholder.

AUTO-REBALANCING

The Contracts may offer another investment technique. The Auto-Rebalancing feature will allow Participants to automatically rebalance Subaccount assets at specified intervals based on percentage allocations that they choose. For example, suppose a Participant's initial investment allocation of Subaccounts is split 40% and 60%, respectively. Then, due to investment results, that split changes. A Participant may instruct that those assets be rebalanced to his or her original or different allocation percentages. Auto-Rebalancing can be performed on a one-time basis or periodically, as a Participant chooses. A Participant may select that rebalancing occur in monthly, quarterly, semi-annual or annual intervals. Rebalancing will take effect as of the end of the Valuation Period for each applicable interval. It will continue at those intervals until the Participant notifies us otherwise. If the New York Stock Exchange and Prudential are not open on the rebalancing date, the transfer will take effect as of the end of the Valuation Period which immediately follows that date. We currently impose no charge for this feature. We would impose such a charge only pursuant to an amendment to the administrative services agreement, which would have to be agreed to in writing by both us and the Contractholder.

WITHDRAWALS

Under certain circumstances as described in the retirement arrangement under which he is covered, a Participant may withdraw at any time all or part of his Participant Account Value that is attributable to Employer contributions or after-tax Participant contributions, if any.

The Code imposes restrictions on withdrawals from tax-deferred annuities subject to Section 403(b) of the Code. Pursuant to Section 403(b)(11) of the Code, amounts attributable to a Participant's salary reduction contributions (including the earnings thereon) that are made under a tax deferred annuity after December 31, 1988 can only be withdrawn (redeemed) when the Participant attains age 59 1/2, separates from service with his employer, dies, or becomes disabled (within the meaning of Section 72(m)(7) of the Code). However, the Code permits the withdrawal at any time of amounts attributable to tax-deferred annuity salary reduction contributions (excluding the earnings thereon) that are made after December 31, 1988, in the case of a hardship. If the arrangement under which a Participant is covered contains a financial hardship provision, a Participant can make withdrawals in the event of the hardship.

Furthermore, subject to any restrictions upon withdrawals contained in the tax-deferred annuity arrangement under which a Participant is covered, a Participant can withdraw at any time all or part of his Participant Account Value under a predecessor Prudential tax-sheltered annuity contract, as of December 31, 1988. Amounts earned after December 31, 1988 on the December 31, 1988 balance in a Participant Account attributable to salary reduction contributions are, however, subject to the Section 403(b)(11) withdrawal restrictions discussed above.

With respect to retirement arrangements other than tax-deferred annuities subject to Section 403(b) of the Code, a Participant's right to withdraw at any time all or part of his Participant Account Value may be restricted by the retirement arrangement under which he is covered. For example, Code Section 457 plans typically permit withdrawals only upon attainment of age 70 1/2, separation of service, or for unforeseeable emergencies.

You may specify from which investment options you would like the withdrawal processed. You may specify the withdrawal amount as a dollar amount or as a percentage of the Participant Account Value in the applicable Subaccount(s). If you do not specify from where you would like the withdrawal processed, a partial withdrawal will be withdrawn proportionally from all investment options.

We will generally pay the amount of any withdrawal within 7 days after receipt of a properly completed withdrawal request. We will pay the amount of any withdrawal requested, less any applicable tax withholding. We may delay payment of any withdrawal allocable to the Subaccount(s) for a longer period if the disposal or valuation of the Discovery Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

SYSTEMATIC WITHDRAWAL PLAN

If permitted by the Code and the retirement arrangement under which a Participant is covered, we may offer systematic withdrawals as an administrative privilege. Under a systematic withdrawal arrangement, a Participant may arrange for systematic withdrawals from the Subaccounts and the Guaranteed Interest Account in which he or she invests. A Participant may arrange for systematic withdrawals only if at the time he or she elects to have such an arrangement, the balance in his or her Participant Account is at least $5,000. A Participant who has not reached age 59 1/2, however, may not elect a systematic withdrawal arrangement unless he or she has first separated from service with his Employer. In addition, the $5,000 minimum balance does not apply to systematic withdrawals made for the purpose of satisfying minimum distribution rules.

Federal income tax provisions applicable to the retirement arrangement under which a Participant is covered may significantly affect the availability of systematic withdrawals, how they may be made, and the consequences of making them. Withdrawals by Participants are generally taxable. Participants who have not reached age 59 1/2 may incur substantial tax penalties. WithdrawaLs made after a Participant has attained age 70 1/2 and withdrawals by beneficiaries must satisfy certain minimum distribution rules. See "Federal Tax Status," page 19.

You may arrange systematic withdrawals only pursuant to an election on a form we have approved. Under certain types of retirement arrangements, an election to arrange for systematic withdrawals by a married Participant must be consented to in writing by the Participant's spouse, with signatures notarized or witnessed by an authorized plan representative. The election must specify that the systematic withdrawals will be made on a monthly, quarterly, semi-annual, or annual basis.

We will effect all systematic withdrawals as of the day of the month specified by the Contractholder, or, if such day is not a Business Day, then on the next succeeding Business Day. Systematic withdrawals will continue until the Participant has withdrawn all of the balance in his or her Participant Account or has instructed Prudential in writing to terminate the systematic withdrawal arrangement. The Participant may elect to make systematic withdrawals in equal dollar amounts (in which case each withdrawal must be at least $250), unless it is made to satisfy minimum distribution rules, or over a specified period of time (at least three years). Where the Participant elects to make systematic withdrawals over a specified period of time, the amount of each withdrawal (which will vary, reflecting investment experience during the withdrawal period) will be equal to the sum of the balances then in the Participant Account divided by the number of systematic withdrawals remaining to be made during the withdrawal period.

We will take systematic withdrawals first out of the Participant's investment, if any, in the Guaranteed Interest Account until that money is exhausted. Thereafter, we will take systematic withdrawals pro rata from the Subaccounts. Certain Contracts may specify that systematic withdrawals be deducted in a different manner.

A Participant may change the frequency, amount or duration of his or her systematic withdrawals by submitting a form to us or our designee. We will provide such a form to a Participant upon request. A Participant may make such a change only once during each calendar year.

A Participant may at any time instruct us to terminate the Participant's systematic withdrawal arrangement. No systematic withdrawals will be made for a Participant after we have received this instruction. A Participant who chooses to stop making systematic withdrawals may not again make them until the next calendar year and may be subject to federal tax consequences as a result.

If a Participant arranges for systematic withdrawals, that will not affect any of the Participant's other rights under the Contracts, including the right to make withdrawals, and purchase a fixed dollar annuity.

TEXAS OPTIONAL RETIREMENT PROGRAM

Special rules apply with respect to Contracts covering persons participating in the Texas Optional Retirement Program ("Texas Program").

Under the terms of the Texas Program, Texas will contribute an amount somewhat larger than a Participant's contribution. Texas' contributions will be credited to the Participant Account. Until the Participant begins his or her second year of participation in the Texas Program, Prudential will have the right to withdraw the value of the Units purchased for this account with Texas' contributions. If the Participant does not commence his or her second year of Texas Program participation, the value of those Units representing Texas' contributions will be withdrawn and returned to the State.

A Participant has withdrawal benefits for Contracts issued under the Texas Program only in the event of the Participant's death, retirement or termination of employment. Participants will not, therefore, be entitled to exercise the right of withdrawal in order to receive in cash the Participant Account Value credited to them under the Contract unless one of the foregoing conditions has been satisfied. A Participant may, however, transfer the value of the Participant's interest under the Contract to another Prudential contract or contracts of other carriers approved under the Texas Program during the period of the Participant's Texas Program participation.

DEATH BENEFIT

When we receive due proof of a Participant's death and a claim and payment election submitted on a form approved by us, we will pay to the designated beneficiary a death benefit made up of the balance in the Participant Account. The appropriate address to which a death benefit claim generally should be sent is set out on the cover page of this Prospectus. For certain Contracts, a death benefit claim should be sent to a designated record keeper rather than us.

We will pay the death benefit, according to the Participant's instructions, in:

     |X|  one sum as if it were a single withdrawal,

     |X|  systematic withdrawals,

     |X|  an annuity, or

     |X|  a combination of the three.

Any such payment will be subject to the minimum distribution rules of Code
Section 401(a)(9) as described below under "Federal Tax Status." If the Participant has not so directed, the beneficiary may, within any time limit prescribed by or for the retirement arrangement that covered the Participant, elect:

     |X|  to receive a one sum cash payment;

     |X| to have a fixed dollar annuity purchased under the Contract on a specified date, using the same annuity purchase rate basis that would have applied if the Participant Account were being used to purchase an annuity for the Participant;

     |X| to receive regular payments in accordance with the systematic withdrawal plan; or

     |X|  a combination of all or any two of the three options above.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, a death benefit will be payable to the Participant's spouse in the form of a "qualified pre-retirement survivor annuity." A "qualified pre-retirement survivor annuity" is an annuity for the lifetime of the Participant's spouse in an amount which can be purchased with no less than 50% of the balance in the Participant Account as of the Participant's date of death. Under the Retirement Equity Act, the spouse of a Participant in a retirement arrangement which is subject to these rules may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse, and must be notarized or witnessed by an authorized plan representative. Unless the spouse of a Participant in a Plan which is subject to these requirements properly consents to the waiver of the benefit, we will pay 50% of the balance in the Participant Account to such spouse even if the designated beneficiary is someone other than the spouse. Under these circumstances, we would pay the remaining 50% to the Participant's designated beneficiary.

Unless the retirement arrangement that covered the Participant provides otherwise, a beneficiary who elects to have a fixed-dollar annuity may choose from among the available forms of annuity. See "Effecting an Annuity," page ___. The beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the beneficiary will have the right to terminate such withdrawals and receive the remaining balance in the Participant Account in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See "Federal Tax Status" section of this Prospectus. If the beneficiary fails to make any election within any time limit prescribed by or for the retirement arrangement that covered the Participant, within seven days after the expiration of that time limit, we will make a one sum cash payment to the beneficiary. A specific Contract may provide that an annuity is payable to the beneficiary if the beneficiary fails to make an election.

Until we pay a death benefit that results in reducing to zero the balance in the Participant Account, we will maintain the Participant Account Value in the Subaccounts and the Guaranteed Interest Account that make up the Participant Account for the beneficiary in the same manner as they had been for the Participant, except:

     |X|  the beneficiary may make no contributions; and

     |X|  the beneficiary may not take a loan.

DISCONTINUANCE OF CONTRIBUTIONS

By notifying us, the Contractholder generally may discontinue contributions on behalf of all Participants under a Contract or for all Participants of an Employer covered under a Contract. Contributions under the Contract will also be discontinued for all Participants covered by a retirement arrangement that is terminated.

On 90 days' advance notice to the Contractholder, we may elect not to accept any new Participant, or not to accept further contributions for existing Participants.

The fact that contributions on a Participant's behalf are discontinued does not otherwise affect the Participant's rights under the Contracts. However, if contributions under a Program are not made for a Participant for a specified period of time (24 months in certain states, 36 months in others) and the total value of his Participant Account is at or below a specified amount ($1,000 in certain states, $2,000 in others), we may, if permitted by the Code, elect to cancel that Participant Account unless prohibited by the retirement arrangement, and pay the Participant the value as of the date of cancellation.

LOAN PROVISION

The loans described in this section are generally available to Participants in 401(a) plans and 403(b) programs. The interest rate and other terms and conditions of the loan may vary from Contract to Contract.

For plans that are subject to ERISA, it is the responsibility of the Contract trustee or fiduciary to ensure that the interest rate or other terms and conditions of the loan comply with all Contract qualification requirements including the ERISA regulations.

The loans described in this section, which involve the variable investment options, work as follows. The minimum loan amount is as specified in the Contract, or if not specified, as we determine. The maximum loan amount is the lesser of:

     |X| $50,000, reduced by the highest outstanding balance of loans during the one year period immediately preceding the date of the loan, or

     |X| 50% of the value of the Participant's vested interest under a Contract.

Generally, in the loan application, the Contractholder (or in certain cases, the Participant) designates the Subaccount(s) from which the loan amount is deducted. To repay the loan, the Participant makes periodic payments of interest plus a portion of the principal. Prudential invests those payments in the Subaccounts chosen by the Participant. The Participant may specify the Subaccounts from which he may borrow and into which repayments may be invested. If the Participant does not specify the Subaccounts from which the loan amount is deducted, we will deduct the loan amount pro rata from the Participant Account Value in the Subaccounts.

The maximum loan amount referred to above is imposed by federal tax law. That limit, however, applies to all loans from any qualified plan of the Employer. Since we cannot monitor a Participant's loan activity relating to other plans offered to Participants, it is the Participant's responsibility to do so. Provided that a Participant adheres to these limitations, the loan will not be treated as a taxable distribution. If, however, the Participant defaults on the loan by, for example, failing to make required payments, the defaulted loan amount (as described in loan disclosure information provided to a borrowing Participant) will be treated as a taxable distribution. In that event, we will send the appropriate tax information to the Participant and the Internal Revenue Service.

We charge a loan application fee of up to $75, which is deducted from the Participant Account at the time the loan is initiated. We will not accept a personal check as payment of the loan application fee. We also impose an annual charge of up to $60 as a loan maintenance fee for record-keeping and other administrative services provided in connection with the loan. This charge is guaranteed not to increase during the term of any loan. This annualized loan maintenance charge will be pro rated based on the number of full months that the loan is outstanding, and we generally deduct it quarterly. Under certain Contracts, we will deduct the loan maintenance fee annually. We will deduct the loan maintenance charge first against the Participant Account Value under the Guaranteed Interest Account (if available). If the Participant is not invested in the Guaranteed Interest Account, of if the Participant does not have enough money in that option to pay the charge, we will then deduct the charge from any one or more of the Subaccounts in which the Participant is invested.

MODIFIED PROCEDURES

Under certain Contracts, the Contractholder or a third party acting on their behalf provides record keeping services that would otherwise be performed by us. Such Contracts may require procedures somewhat different than those set forth in this Prospectus. For example, such Contracts may require that contribution allocation requests, withdrawal requests, and/or transfer requests be directed to the Contract's record-keeper rather than us. The record-keeper is the Contractholder's agent, not our agent. Accordingly, transactions will be processed and priced as of the end of the Valuation Period in which we receive appropriate instructions and/or funds from the record-keeper. The Contract will set forth any such different procedures.

                          CHARGES, FEES AND DEDUCTIONS

ADMINISTRATIVE FEE

We impose an administrative fee to compensate for the expenses incurred in administering the Contracts. This includes such things as issuing the Contract, establishing and maintaining records, and providing reports to Contractholders and Participants. We deduct this fee daily from the assets in each of the Subaccounts at an effective annual rate of 0.35%.

CHARGE FOR ASSUMING MORTALITY AND EXPENSE RISKS

We make a deduction daily from the assets of each of the Subaccounts as compensation for assuming the risk that our estimates of longevity and of the expenses we expect to incur over the lengthy periods that the Contract may be in effect will turn out to be incorrect. We assess the charge daily at an annual rate of 0.15% of the assets held in the Subaccounts.

EXPENSES INCURRED BY THE FUNDS

Participants indirectly bear the charges and expenses of the Funds. You can review details about investment management fees and other Fund expenses in the fee table and in the accompanying prospectuses for the Funds and the related statements of additional information.

PREMIUM TAXES

Certain states and other jurisdictions impose on us premium taxes or similar assessments, either at the time contributions are made or when the Participant's Account Value is surrendered or applied to purchase an annuity. We reserve the right to deduct an amount from contributions or the Participant's Account to cover such taxes or assessments, if any, when applicable. Not all states impose premium taxes on annuities. However, the rates in those that do currently range from 0.5% to 5%.

                               FEDERAL TAX STATUS

The following discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. Participants and Contractholders should consult a qualified tax adviser for complete information and advice.

ANNUITY QUALIFICATION

This discussion assumes the Contracts will be treated as annuity contracts for federal income tax purposes. In order to qualify for the tax rules applicable to annuity contracts, the assets underlying the Contracts must be diversified according to certain rules. For further detail on diversification requirements, see Dividends, Distributions and Taxes in the attached prospectus for the Prudential Series Fund. Tax rules also require that Prudential must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. Treasury Department regulations do not provide guidance concerning the extent to which Participants may direct investments in the particular investment options without causing Participants, instead of Prudential, to be considered the owner of the underlying assets. The ownership rights under the Contract are similar to, but different in certain aspects from, those addressed by the Internal Revenue Service in rulings holding that the insurance company was the owner of the assets. For example, Participants have the choice of more funds and the ability to reallocate amounts among available Subaccounts more frequently than in the Ruling. While we believe that Prudential will be treated as the owner of the assets of the Discovery Account, it is possible that the Participants may be considered to own the assets. Because of these uncertainties, Prudential reserves the right to make any changes it deems necessary to assure that the Contracts qualify as annuity contracts for tax purposes. Any such changes will apply uniformly to affected Participants and will be made with such notice to affected Participants as is feasible under the circumstances.

TAX-QUALIFIED RETIREMENT ARRANGEMENTS USING THE CONTRACTS

The Contracts may be used with qualified pension and profit sharing plans, plans established by self-employed persons ("Keogh plans"), simplified employee pension plans ("SEPs"), individual retirement plan accounts ("IRAs"), Roth IRAs, and tax-deferred annuities ("TDAs"). The provisions of the tax law that apply to these retirement arrangements that may be funded by the Contracts are complex, and Participants are advised to consult a qualified tax adviser.

The Contracts may also be used with certain deferred compensation plans of a state or local government or a tax-exempt organization (called "Section 457 Plans" after the Internal Revenue Code section that governs their structure). The tax rules for such plans involve, among other things, limitations on contributions and minimum distribution requirements. Tax-exempt organizations or governmental employers considering the use of the Contracts to fund or otherwise provide deferred compensation to their employees should consult with a qualified tax adviser concerning these specific requirements. Please refer to the discussion of Entity Owners on page 21, which may be applicable in certain circumstances.

CONTRIBUTIONS

In general, assuming that the requirements and limitations of tax law applicable to the particular type of plan are adhered to by Participants and Employers, contributions made under a retirement arrangement funded by a Contract are deductible (or not includible in income) up to certain amounts each year.

Contributions to a Roth IRA are subject to certain limits, and are not deductible for federal income tax purposes.

EARNINGS

Under the retirement programs with which the Contracts may be used, federal income tax currently is not imposed upon the investment income and realized gains earned by the Subaccounts in which the contributions have been invested until a distribution or withdrawal is received.

DISTRIBUTIONS OR WITHDRAWALS

When a distribution or withdrawal is received, either as a lump sum, an annuity, or as regular payments in accordance with a systematic withdrawal arrangement, all or a portion of the distribution or withdrawal is normally taxable as ordinary income. In some cases, the tax on lump sum distributions may be limited by a special income-averaging rule. The effect of federal income taxation depends largely upon the type of retirement plan and a generalized description, beyond that given here, is not particularly useful. Careful review of tax law applicable to the particular type of plan is necessary.

Furthermore, premature distributions or withdrawals may be restricted or subject to a penalty tax. Participants contemplating a withdrawal should consult a qualified tax adviser.

Under a Roth IRA, distributions are generally not taxable for federal income tax purposes if they are made after attainment of age 59-1/2 or for certain other reasons and if the individual had a Roth IRA in effect for at least five years.

MINIMUM DISTRIBUTION RULES

In general, distributions from qualified retirement arrangements and Section 457 Plans must begin by the "Required Beginning Date" which is April 1 of the calendar year following the later of (1) the year in which the Participant attains age 70-1/2 or (2) the Participant retires. The following exceptions apply:

     o For a TDA, only benefits accruing after December 31, 1986 must begin distribution by the Required Beginning Date.

     o Roth IRAs are not subject to these pre-death minimum distribution rules.

Distributions that are made after the Required Beginning Date must generally be made in the form of an annuity for the life of the Participant or the lives of the Participant and his designated beneficiary, or over a period that is not longer than the life expectancy of the Participant or the life expectancies of the Participant and his designated beneficiary.

Distributions to beneficiaries are also subject to minimum distribution rules. If a Participant dies before his entire interest in his Participant Account has been distributed, his remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the Participant's date of death. If the Participant dies before distributions have begun (or are treated as having begun) the entire interest in his Participant Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death. Alternatively, if there is a designated beneficiary, the designated beneficiary may elect to receive payments beginning no later than December 31 of the calendar year immediately following the year in which the Participant dies and continuing for the beneficiary's life or a period not exceeding the beneficiary's life expectancy (except that with respect to distributions from a Section 457 Plan, such period cannot exceed 15 years). Special rules apply where the deceased Participant's spouse is his designated beneficiary.

In addition to the above rules, with respect to a Section 457 Plan, any distribution that is payable over a period of more than one year can only be made in substantially non-increasing amounts no less frequently than annually.

An excise tax applies to Participants or beneficiaries who fail to take the minimum distribution in any calendar year.

TAXES PAYABLE BY PARTICIPANT

We believe the Contracts are annuity contracts for tax purposes. Accordingly, as a general rule, Participants should not pay any tax until money is received under the Contracts. Generally, annuity contracts issued by the same company (and affiliates) to a Participant during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If a Participant makes a withdrawal from the Contract or surrenders it before annuity payments begin, the amount received will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn.

If a Participant assigns all or part of the Contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if a Participant elects the interest payment option, this will be treated, for tax purposes, as a surrender of the Contract.

If a Participant transfers the Contract for less than full consideration, such as by gift, tax will be triggered on the gain in the Contract. This rule does not apply to transfers to a spouse or incident to divorce.

TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment a Participant receives will be treated as a partial return of purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment received by a fraction, the numerator of which is the purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the Contract.

After the full amount of the purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of the purchase payments have been recovered, a tax deduction is allowed for the unrecovered amount.

PENALTY TAXES ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount received under the Contract may be subject to a 10 percent penalty tax. Amounts are not subject to this penalty tax if:

     o the amount is paid on or after age 59-1/2 or the death of the Participant;

     o the amount received is attributable to the Participant becoming disabled;

     o the amount paid or received is in the form of level annuity payments not less frequently than annually under a lifetime annuity; or

     o the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

If the lifetime annuity payment stream is modified (other than as a result of death or disability) before age 59-1/2 (or before the end of the five year period beginning with the first payment and ending after age 59-1/2), the tax for the year of modification will be increased by the penalty tax that would have been imposed without the exception, plus interest for the deferral.

TAXES PAYABLE BY BENEFICIARIES

Generally, the same tax rules apply to amounts received by a beneficiary as those set forth above with respect to a Participant. The election of an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon the death of a Participant, as discussed further below.

REQUIRED DISTRIBUTIONS UPON DEATH OF PARTICIPANT

Certain distributions must be made under the Contract upon the death of a Participant. The required distributions depend on whether the Participant dies on or before the start of annuity payments under the Contract or after annuity payments are started under the Contract.

If the Participant dies on or after the annuity date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If the Participant dies before the annuity date, the entire interest in the Contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by the designated beneficiary and if annuity payments begin within 1 year of the death of the Participant, the value of the Contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. The designated beneficiary is the person to whom ownership of the Contract passes by reason of death, and must be a natural person.

If any portion of the Contract is payable to (or for the benefit of) a Participant's surviving spouse, such portion of the Contract may be continued with the spouse as the owner.

ENTITY OWNERS

When a Contract is held by a non-natural person (for example, a corporation), the Contract generally will not be taxed as an annuity and increases in the value of the Contract will be subject to tax. Exceptions include contracts held by an entity as an agent for a natural person, contracts held under a qualified pension or profit sharing plan, a TDA or individual retirement plan (see discussion above) or contracts that provide for immediate annuities.

WITHHOLDING

Taxable amounts distributed from annuity contracts in nonqualified annuity arrangements are subject to tax withholding. Participants may generally elect not to have tax withheld from payments. The rate of withholding on annuity payments will be determined on the basis of the withholding certificate filed with us. Absent these elections, we will withhold the tax amounts required by the applicable tax regulations. Participants may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Participants who fail to provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding.

In addition, certain distributions from qualified plans, which are not directly rolled over or transferred to another eligible qualified plan, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: (1) distributions for the life or life expectancy of the Participant, or joint and last survivor expectancy of the Participant and a designated beneficiary; or (2) distributions for a specified period of 10 years or more; or (3) distributions required as minimum distributions. Amounts that are received under a Contract used in connection with a Section 457 Plan are treated as wages for federal income tax purposes and are, thus, subject to general withholding requirements.

TAXES ON PRUDENTIAL

Although the Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Subaccounts invested in the Funds are taxed as part of the operations of Prudential. No charge is being made currently against those Subaccounts for company federal income taxes. Prudential will review the question of a charge to the Subaccounts invested in the Funds for company federal income taxes periodically. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

                              ERISA CONSIDERATIONS

Employer involvement and other factors will determine whether a Contract is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). If applicable, ERISA and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "Charges, Fees and Deductions" starting on page 19.

Information about sales representatives and commissions may be found under "Other Information" and "Sale of the Contract and Sales Commissions" on page 23.

In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

                              EFFECTING AN ANNUITY

Subject to the restrictions on withdrawals from tax-deferred annuities subject to Section 403(b) of the Code, and subject to the provisions of the retirement arrangement that covers him or her, a Participant may elect at any time to have all or a part of his or her interest in the Participant Account used to purchase a fixed dollar annuity under the Contracts. The Contracts do not provide for annuities that vary with the investment results of any Subaccount. Withdrawals from the Participant Account that are used to purchase a fixed dollar annuity under the Contracts become part of Prudential's general account, which supports insurance and annuity obligations.

In electing to have an annuity purchased, the Participant may select from the forms of annuity described below, unless the retirement arrangement covering the Participant provides otherwise. The annuity is purchased on the first day of the month following receipt by us of proper written notice on a form we have approved that the Participant has elected to have an annuity purchased, or on the first day of any subsequent month that the Participant designates. We generally will make the first monthly annuity payment within one month of the date on which the annuity is purchased.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, certain elections of payouts which are not qualified joint and survivor annuities must include the consent and signatures of the Participant and his spouse and must be notarized or witnessed by an authorized plan representative. A "qualified joint and survivor annuity" is an annuity for the Participant's lifetime with at least 50% of the amount payable to the Participant continued after the Participant's death to his or her spouse, if then living.

Once annuity payments begin, the annuitant cannot surrender his or her annuity benefit and receive a one sum payment.

We make the following forms of annuity available to Participants.

LIFE ANNUITY WITH PAYMENTS CERTAIN

This is an immediate annuity payable monthly during the lifetime of the annuitant. We guarantee that if, at the death of the annuitant, payments have been made for less than the period certain (which may be 60, 120, 180, or 240 months, as selected by the annuitant), they will be continued during the remainder of the selected period to his or her beneficiary.

ANNUITY CERTAIN

This is an immediate annuity payable monthly for a period certain which may be 60, 120, 180, or 240 months, as selected by the annuitant. If the annuitant dies during the period certain, we will continue payments in the same amount the annuitant was receiving to his or her beneficiary. We make no further payments after the end of the period certain.

JOINT AND SURVIVOR ANNUITY WITH PAYMENTS CERTAIN

This is an immediate annuity payable monthly during the lifetime of the annuitant with payments continued after his or her death to the contingent annuitant, if surviving, for the latter's lifetime. Until the selected number of payments certain have been paid, payments made to the contingent annuitant after the annuitant's death are the same as those the annuitant was receiving. Thereafter, the payments continued to the contingent annuitant will be a percentage of the monthly amount paid to the annuitant such as 33%, 50%, 66%, or 100% as selected by the annuitant. The amounts of each payment made to the annuitant will be lower as the percentage he or she selects to be paid to the contingent annuitant is higher. If both the annuitant and the contingent annuitant die during the period certain (which may be 60, 120, 180, or 240 months, as selected by the annuitant), we will continue payments during the remainder of the period certain to the properly designated beneficiary.

We may make other forms of annuity available under the Contracts. The retirement arrangement under which the Participant is covered may restrict the forms of annuity that a Participant may elect.

If the dollar amount of the first monthly annuity payment is less than the minimum amount specified in the Contract, or if the beneficiary is other than a natural person receiving payments in his or her own right, we may elect to pay the commuted value of the unpaid payments certain in one sum.

PURCHASING THE ANNUITY

We apply the value of your Participant Account, less any applicable taxes, to the appropriate annuity purchase rate determined in accordance with the schedule in the Contract at the time the annuity is purchased. However, we may determine monthly payments from schedules of annuity purchase rates providing for larger payments than the rates shown in the Contract.

We guarantee the schedule of annuity purchase rates in a Contract for ten years from the date the Contract is issued. If at any time after a Contract has been in effect for ten years, we modify the schedule of annuity purchase rates, the modification is also guaranteed for ten years. A change in the schedule of annuity purchase rates used for an annuity certain with 180 payments or less, as described above, will apply only to amounts added to a Participant Account after the date of change. A change in any other schedule will apply to all amounts in a Participant Account.

                                OTHER INFORMATION

MISSTATEMENT OF AGE OR SEX

If an annuitant's stated age or sex (except where unisex rates apply) or both are incorrect, we will change each benefit and the amount of each annuity payment to that which the total contributions would have bought for the correct age and sex. Also, we will adjust for the amount of any overpayments we have already made.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Prudential Investment Management Services LLC ("PIMS"), a wholly-owned direct subsidiary of Prudential, acts as the principal underwriter of the Contract. PIMS was organized in 1996 under Delaware law, is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. PIMS' principal business address is 751 Broad Street, Newark, NJ 07102. The Contract is sold by registered representatives of PIMS who are also authorized by state insurance departments to do so. The maximum commission that we will pay to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not exceed 3.0% of the purchase payment.

VOTING RIGHTS

As stated above, all of the assets held in the Subaccounts of the Discovery Account are invested in shares of the corresponding Funds. We are the legal owner of those shares. As such, we have the right to vote on any matter voted on at any shareholders meetings of the Funds. However, as required by law, we vote the shares of the Funds at any regular and special shareholders meetings the Funds are required to hold in accordance with voting instructions received from Participants. The Funds may not hold annual shareholders meetings when not required to do so under the laws of the state of their incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Participants are received, and any shares owned directly or indirectly by us, are voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit us to vote shares of the Funds in our own right, we may elect to do so.

Generally, Participants may give voting instructions on matters that would be changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Participants participating in such portfolios will vote separately on the matter, as required by applicable securities laws.

The number of Fund shares for which a Participant may give instructions is determined by dividing the portion of the value of the Participant Account derived from participation in a Subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which you may give us instructions is determined as of the record date chosen by the Board of the applicable Fund. We furnish you with proper forms and proxies to enable you to give these instructions. We reserve the right to modify the manner in which the weight to be given to voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

We may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds' portfolios, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise you of that action and our reasons for such action in the next annual or semi-annual report.

SUBSTITUTION OF FUND SHARES

Although we believe it to be unlikely, it is possible that in the judgment of its management, one or more of the Funds may become unsuitable for investment by Contractholders and Participants. This may occur because of investment policy changes, tax law changes, the unavailability of shares for investment or at our discretion. In that event, we may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, we would have to obtain the approval of the SEC, and possibly one or more state insurance departments. We would notify Contractholders and Participants of any such substitution.

PERFORMANCE INFORMATION

We may depict performance information for the Subaccounts in advertising and reports to current and prospective Contractholders and Participants. Performance information is based on the historical investment experience of the Funds, adjusted to take charges under the Contract into account, and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment over a stipulated period, and assume a surrender of the Contract at the end of the period. Total return quotations reflect changes in unit values and the deduction of applicable charges including any applicable withdrawal charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

The Money Market Subaccount may advertise its current and effective yield. Current yield reflects the income generated by an investment in the Subaccount over a specified seven-day period. Effective yield is calculated in a similar manner, except that income earned is assumed to be reinvested.

Reports or advertising may include comparative performance information, including, but not limited to:

     o    comparisons to market indices,

     o    comparisons to other investments,

     o    performance rankings,

     o    personalized illustrations of historical performance, and

     o    data presented by analysts or included in publications.

See Performance Information in the Statement of Additional Information for recent performance information.

REPORTS TO PARTICIPANTS

We will send Participants, at least annually, reports showing as of a specified date the number of units credited to them in the Subaccounts of the Discovery Account. We also will send each Participant annual and semi-annual reports for the applicable Funds.

STATE REGULATION

Prudential is subject to regulation by the Department of Banking and Insurance of the State of New Jersey as well as by the insurance departments of all the other states and jurisdictions in which it does business. Prudential must file an annual statement in a form promulgated by the National Association of Insurance Commissioners. This annual statement is reviewed and analyzed by the New Jersey Department, which makes an independent computation of Prudential's legal reserve liabilities and statutory apportionments under its outstanding contracts. New Jersey law requires a quinquennial examination of Prudential to be made. Examination involves an extensive audit including, but not limited to, an inventory check of assets, sampling techniques to check the performance by Prudential of its contracts and an examination of the manner in which divisible surplus has been apportioned and distributed to policyholders and Contractholders. This regulation does not involve any supervision or control over the investment policies of the Subaccounts or over the selection of investments for them, except for verification of the compliance of Prudential's investment portfolio with New Jersey law.

The laws of New Jersey also contain special provisions which relate to the issuance and regulation of contracts on a variable basis. These laws set forth a number of mandatory provisions which must be included in contracts on a variable basis and prohibit such contracts from containing other specified provisions. The Department may initially disapprove or subsequently withdraw approval of any contract if it contains provisions which are "unjust, unfair, inequitable, ambiguous, misleading, likely to result in misrepresentation or contrary to law." New Jersey also can withhold or withdraw approval if sales are solicited by communications which involve misleading or inadequate descriptions of the provisions of the contract.

In addition to the annual statement referred to above, Prudential is required to file with New Jersey and other states a separate statement with respect to the operations of all its variable contracts accounts, in a form promulgated by the National Association of Insurance Commissioners.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class actions. Our pending legal and regulatory actions include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. In our insurance operations, we are subject to class actions and individual suits involving a variety of issues, including sales practices, claims payment and denial of benefit matters and payment of service fees.

In certain of our pending legal and regulatory actions, large and/or indeterminate amounts are sought, including punitive or exemplary damages. Included in the statement of additional information is a summary of the pending proceedings against us that we currently believe are significant. Those proceedings involve alleged deceptive life insurance sales practices. These sales practices alleged to have occurred are contrary to our policy. While Prudential believes it has adequately reserved in all material respects based on information currently available, the ultimate amount of the total cost of remedying policyholder claims and related costs is dependent on complex and varying factors, including the relief options to be chosen by claimants, the dollar value of those options, and the number and type of claims that may successfully be appealed. As with any litigation, the pending proceedings are subject to many uncertainties, and, given the complexity and scope of these proceedings, their outcome cannot be predicted with precision.

STATEMENT OF ADDITIONAL INFORMATION
                                                                          Page
                                                                          ----
The contents of the Statement of Additional Information include:

Definitions                                                                 2
Other Contract Provisions                                                   2
Administration                                                              2
Performance Information                                                     2
Directors of Prudential                                                     7
Principal Officers of Prudential                                            9
Sale of Contracts                                                           11
Litigation                                                                  11
Legal Matters                                                               14
Experts                                                                     14
Financial Statements of Prudential                                          A-1

ADDITIONAL INFORMATION

Prudential has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may obtain the omitted information, however, from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

You may obtain further information, including the Statement of Additional Information, from us without charge. The addresses and telephone numbers are set forth on the cover page of this Prospectus.

                    SUBJECT TO COMPLETION - JANUARY 28, 2000

              STATEMENT OF ADDITIONAL INFORMATION ___________, 2000

DISCOVERY PREMIER
                              --------------------
                            GROUP RETIREMENT ANNUITY

                                DISCOVERY PREMIER
                        GROUP VARIABLE ANNUITY CONTRACTS
                                 ISSUED THROUGH
                       PRUDENTIAL DISCOVERY PREMIER GROUP
                            VARIABLE CONTRACT ACCOUNT

The Prudential Insurance Company of America ("Prudential") offers the DISCOVERY PREMIERSM Group Variable Annuity Contracts for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 (the "Code") and with non-qualified annuity arrangements on a continuous basis. Contributions to the Contract made on behalf of a Participant may be invested in one or more of the 38 Subaccounts of Prudential Discovery Premier Group Variable Contract Account as well as the Guaranteed Interest Account. Each Subaccount is invested in a corresponding Portfolio of The Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., Alliance Variable Products Series Fund, American Variable Insurance Series, American Century Variable Portfolios, Inc., Davis Variable Account Fund, Inc., Dreyfus Socially Responsible Growth Fund, Inc., Franklin Templeton Variable Insurance Products Trust, John Hancock Declaration Trust, Invesco Variable Investment Funds, Inc., Janus Aspen Series, MFS Variable Insurance Trust, and Warburg Pincus Trust.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated ___________, 2000. Certain portions of that ___________, 2000 prospectus are incorporated by reference into this Statement of Additional Information.

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE CONTRACTS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE CONTRACTS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                TABLE OF CONTENTS

                                                                          PAGE

DEFINITIONS ............................................................    2

OTHER CONTRACT PROVISIONS ..............................................    2
 ASSIGNMENT ............................................................    2
 PARTICIPATION IN DIVISIBLE SURPLUS ....................................    2

ADMINISTRATION .........................................................    2

PERFORMANCE INFORMATION ................................................    2
 AVERAGE ANNUAL TOTAL RETURN ...........................................    2
 NON-STANDARD TOTAL RETURN .............................................    3
 PERFORMANCE INFORMATION ...............................................    3

DIRECTORS OF PRUDENTIAL ................................................    7

OFFICERS OF PRUDENTIAL .................................................    9

SALE OF THE CONTRACTS ..................................................   11

LITIGATION .............................................................   11

LEGAL MATTERS ..........................................................   14

EXPERTS ................................................................   14

FINANCIAL STATEMENTS OF PRUDENTIAL .....................................  A-1

                             Prudential
                             30 Scranton Office Park
                             Scranton, PA 18507-1789
                             Telephone 1-800-458-6333

                                  DEFINITIONS

CONTRACTS--The group variable annuity contracts described in the Prospectus and offered for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code and with non-qualified annuity arrangements.

FUNDS--The Portfolios of the Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., Alliance Variable Products Series Fund, American Variable Insurance Series, American Century Variable Portfolios, Inc., Davis Variable Account Fund, Inc., Dreyfus Socially Responsible Growth Fund, Inc., Franklin Templeton Variable Insurance Products Trust, John Hancock Declaration Trust, Invesco Variable Investment Funds, Inc., Janus Aspen Series, MFS Variable Insurance Trust, and Warburg Pincus Trust.

PARTICIPANT--A person who makes contributions, or for whom contributions have been made, and to whom they remain credited under the Contract.

PARTICIPANT ACCOUNT--An account established for each Participant to record the amount credited to the Participant under the Contract.

PARTICIPANT ACCOUNT VALUE--The dollar amount held in a Participant Account.

PRUDENTIAL--The Prudential Insurance Company of America. "We," "us," or "our" means Prudential.

PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT--A separate account of Prudential registered under the Investment Company Act of 1940 as a unit investment trust (the "Discovery Account"), invested through its Subaccounts in shares of the corresponding Funds.

SUBACCOUNT--A division of the Discovery Account, the assets of which are invested in shares of the corresponding Funds.

We set out other defined terms in the Prospectus.

                           OTHER CONTRACT PROVISIONS

ASSIGNMENT

Unless contrary to applicable law, the right to any payment under the Contract is neither assignable nor subject to the claim of any creditor.

PARTICIPATION IN DIVISIBLE SURPLUS

A mutual life insurance company differs from a stock life insurance company in that it has no stockholders who are the owners of the enterprise. Accordingly, a Contractholder of Prudential participates in the divisible surplus of Prudential, according to the annual determination of Prudential's Board of Directors as to the portion, if any, of the divisible surplus which has accrued on the Contracts. No assurance can be given as to the amount of divisible surplus, if any, that will be available for distribution under these Contracts in the future. As discussed in the Prospectus, Prudential is considering reorganizing itself into a stock company.

                                 ADMINISTRATION

The assets of each Subaccount of the Discovery Account are invested in a corresponding Fund. The prospectus and the statement of additional information of each Fund describe the investment management and administration of that Fund.

We are generally responsible for the administrative and recordkeeping functions of the Discovery Account and pay the expenses associated with them. These functions include enrolling Participants, receiving and allocating contributions, maintaining Participant Accounts, preparing and distributing confirmations, statements, and reports. The administrative and recordkeeping expenses borne by us include salaries, rent, postage, telephone, travel, legal, actuarial and accounting fees, office equipment, stationery and maintenance of computer and other systems.

We are reimbursed for these administrative and recordkeeping expenses by the daily charge against the assets of each Subaccount for administrative expenses. That daily charge is equal to an effective annual rate of 0.50% of the net assets in each Subaccount.

                            PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

The Discovery Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. (There are no withdrawal charges under the Contract.) This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

                                 P(1 + T)n= ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

NON-STANDARD TOTAL RETURN

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method.

The Discovery Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Discovery Account for the specified period.

PERFORMANCE INFORMATION

The tables below provide performance information for each Subaccount for specified periods ending December 31, 1999. No standardized total return table is included because the Subaccounts are only commencing operations on or after the date of this Statement of Additional Information. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). This information does not indicate or represent future performance.

Table 1 below shows average annual total return assuming a hypothetical investment of $1,000 at the beginning of the period via the Subaccount investing in the applicable Fund and ending on 12/31/99. The tables use the same assumptions as SEC standardized performance. That means that the rates of return shown below reflect the mortality and expense risk fee and the administrativefee.


                                     TABLE 1

                            SUBACCOUNT "HYPOTHETICAL"
                           AVERAGE ANNUAL TOTAL RETURN

                                                                                                        From Date
                                                  One Year     Three Years   Five Years   Ten Years    Established
                                                    Ended         Ended        Ended        Ended        Through         Inception
Fund Portfolio                                    12/31/99      12/31/99      12/31/99     12/31/99      12/31/99          Date
THE PRUDENTIAL SERIES FUND, INC.
Conservative Balanced Portfolio                     5.15%         9.16%        10.79%       8.74%          9.06%          May-83
Diversified Bond Portfolio                         -2.22%         3.39%        6.23%        6.12%          7.04%          May-83
Equity Income Portfolio                            10.92%        12.07%        15.18%       12.20%        12.86%          Feb-88
Equity Portfolio                                   10.86%        13.37%        17.13%       13.35%        13.28%          May-83
Flexible Managed Portfolio                          6.20%        10.14%        12.87%       10.12%        10.15%          May-83
Global Portfolio                                   46.30%        23.23%        20.33%       11.57%        12.52%          Sep-88
Government Income Portfolio                        -4.16%         3.44%        5.60%        5.46%          6.10%          May-89
High Yield Bond Portfolio                           3.08%         3.60%        7.19%        8.21%          6.41%          Feb-87
Money Market Portfolio                              3.44%         3.38%        3.61%        3.54%          4.69%          May-83
Prudential Jennison Portfolio                      40.29%        34.65%         N/A          N/A          29.54%          May-95
Small Capitalization Stock Portfolio               12.18%        11.36%         N/A          N/A          15.58%          Apr-95
Stock Index Portfolio                              18.85%        25.84%        26.63%       16.20%        17.37%          Oct-87
20/20 Focus Portfolio                                N/A           N/A          N/A          N/A          18.45%          May-99

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Government Securities Fund                -1.82%         4.26%        5.83%         N/A           4.17%          May-93
AIM V.I. International Equity Fund                 54.54%        23.68%        21.43%        N/A          18.32%          May-93
AIM V.I. Value Fund                                29.40%        28.11%        26.73%        N/A          22.57%          May-93

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
Premier Growth Portfolio                           31.82%        37.37%        35.53%        N/A          25.81%          Jun-92
Growth and Income Portfolio                        10.87%        19.64%        23.41%        N/A          14.98%          Jan-91
Quasar Portfolio                                   16.58%         9.37%         N/A          N/A          10.13%          Aug-96

AMERICAN VARIABLE INSURANCE SERIES
Asset Allocation Fund                               4.93%        11.13%        14.58%       9.85%          9.63%          Aug-89
Growth-Income Fund                                  9.15%        15.99%        18.78%       12.27%        13.47%          Feb-84
International Fund                                 73.03%        29.96%        22.75%        N/A          14.36%          May-90

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Income & Growth                                 17.52%          N/A          N/A          N/A          24.19%          Oct-97

DAVIS VARIABLE ACCOUNT FUND, INC.
Davis Value Portfolio

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Dreyfus Socially Responsible Growth Fund, Inc.     30.30%        28.80%        28.16%        N/A          23.61%          Oct-93

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
TRUST
Franklin Small Cap Fund                            74.43%          N/A          N/A          N/A          32.70%          May-98
Templeton International Equity Fund                23.11%        14.99%        16.71%        N/A          14.86%          May-92

JOHN HANCOCK DECLARATION TRUST
V.A. Bond Fund                                     -1.02%         5.47%         N/A          N/A           6.22%          Aug-96

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF - Dynamics Fund                        55.10%          N/A          N/A          N/A          91.52%          Aug-97

JANUS ASPEN SERIES
Aggressive Growth Portfolio
Growth & Income Portfolio
Worldwide Growth Portfolio

MFS VARIABLE INSURANCE TRUST
MFS Bond Series                                    -2.06%         4.51%         N/A          N/A           4.32%          Oct-95
MFS Emerging Growth Series                         76.21%        41.94%         N/A          N/A          35.94%          Jul-95
MFS Growth Series                                    N/A           N/A          N/A          N/A          39.51%          May-99
MFS Growth With Income Series                       6.19%        18.70%         N/A          N/A          20.62%          Oct-95
MFS Total Return Series                             2.58%        11.49%         N/A          N/A          14.92%          Jan-95

WARBURG PINCUS TRUST
Emerging Growth Portfolio                            N/A           N/A          N/A          N/A          31.45%

MONEY MARKET SUBACCOUNT YIELD

The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Prudential Series Fund. All fees, expenses and charges associated with the DISCOVERY PREMIER Group Annuity and the Series Fund have been reflected.

The "yield" and "effective yield" of the Money Market Subaccount for the seven days ended December 31, 1999 were 4.05 % and 4.14%, respectively.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.

The deduction referred to above consists of the 0.15% charge for mortality and expense risks and the 0.35% charge for administration.

The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = (base period return + 1) 365/7 -1.

The yield on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

COMPARATIVE PERFORMANCE INFORMATION

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                   DIRECTORS

FRANKLIN E. AGNEW--Director since 1994 (current term expires April, 2000). Member, Committee on Finance & Dividends; Member, Corporate Governance Committee. Business consultant since 1986. Senior Vice President, H.J. Heinz from 1971 to 1986. Mr. Agnew is also a director of Bausch & Lomb, Inc. and Erie Plastics Corporation. Age 64. Address: 600 Grant Street, Suite 660, Pittsburgh, PA 15219.

FREDERICK K. BECKER--Director since 1994 (current term expires April, 2005). Member, Auditing Committee; Member, Corporate Governance Committee. President, Wilentz Goldman and Spitzer, P.A. (law firm) since 1989, with firm since 1960. Age 63. Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.

GILBERT F. CASELLAS--Director since 1998 (current term expires April, 2003). Member, Compensation Committee. President, The Swarthmore Group, Inc. since 1999. Partner, McConnell Valdes, LLP in 1998. Chairman, U.S. Equal Employment Opportunity Commission from 1994 to 1998. Age 46. Address: 1646 West Chester Pike, Suite 3, West Chester, PA 19382.

JAMES G. CULLEN--Director since 1994 (current term expires April, 2001). Member, Compensation Committee; Member, Committee on Business Ethics. President & Chief Operating Officer, Bell Atlantic Corporation, since 1998. President & Chief Executive Officer, Telecom Group, Bell Atlantic Corporation, from 1997 to 1998. Vice Chairman, Bell Atlantic Corporation from 1995 to 1997. President, Bell Atlantic Corporation from 1993 to 1995. Mr. Cullen is also a director of Bell Atlantic Corporation and Johnson & Johnson. Age 56. Address: 1310 North Court House Road, 11th Floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS--Director since 1989 (current term expires April, 2001). Member, Committee on Business Ethics; Member, Compensation Committee. Independent Health Care Advisor since 1997. National and International Health Care Advisor, Ernst & Young, LLP from 1985 to 1997. Dr. Davis is also a director of Beckman Coulter Instruments, Inc., Merck & Co., Inc., Minimed Incorporated, and Beverley Enterprises. Age 67. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

ROGER A. ENRICO--Director since 1994 (current term expires April, 2002). Member, Committees on Nominations & Corporate Governance; Member, Compensation Committee. Chairman and Chief Executive Officer, PepsiCo, Inc. since 1996. Mr. Enrico originally joined PepsiCo, Inc. in 1971. Mr. Enrico is also a director of A.H. Belo Corporation and Dayton Hudson Corporation. Age 54. Address: 700 Anderson Hill Road, Purchase, NY 10577.

ALLAN D. GILMOUR--Director since 1995 (current term expires April, 2003). Member, Investment Committee; Member, Committee on Finance & Dividends. Retired since 1995. Vice Chairman, Ford Motor Company, from 1993 to 1995. Mr. Gilmour originally joined Ford in 1960. Mr. Gilmour is also a director of Whirlpool Corporation, MeidiaOne Group, Inc., AP Automotive Systems, Inc., The Dow Chemical Company and DTE Energy Company. Age 64. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

WILLIAM H. GRAY, III--Director since 1991 (current term expires April, 2000). Chairman, Committees on Nominations & Corporate Governance. Member, Executive Committee; Member, Committee on Business Ethics. President and Chief Executive Officer, The College Fund/UNCF since 1991. Mr. Gray served in Congress from 1979 to 1991. Mr. Gray is also a director of Chase Manhattan Corporation, Municipal Bond Investors Assurance Corporation, Rockwell International Corporation, Union-Pacific Corporation, Warner-Lambert Company, CBS Corporation, and Electronic Data Systems. Age 57. Address: 8260 Willow Oaks Corp. Drive, Fairfax, VA 22031-4511.

JON F. HANSON--Director since 1991 (current term expires April, 2003). Member, Investment Committee; Member, Committee on Business Ethics. Chairman, Hampshire Management Company since 1976. Mr. Hanson is also a director of James E. Hanson Management Company, Neumann Distributors, Inc., Fleet Trust and Investment Services Company, N.A., United Water Resources, Orange & Rockland Utilities, Inc., and Consolidated Delivery and Logistics. Age 62. Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

GLEN H. HINER, JR.--Director since 1997 (current term expires April, 2001). Member, Compensation Committee. Chairman and Chief Executive Officer, Owens Corning since 1991. Senior Vice President and Group Executive, Plastics Group, General Electric Company from 1983 to 1991. Mr. Hiner is also a director of Dana Corporation and Owens Corning. Age 64. Address: One Owens Corning Parkway, Toledo, OH 43659.

CONSTANCE J. HORNER--Director since 1994 (current term expires April, 2002). Member, Auditing Committee; Member, Committees on Nominations & Corporate Governance. Guest Scholar, The Brookings Institution since 1993. Ms. Horner is also a director of Foster Wheeler

Corporation, Ingersoll-Rand Company, and Pfizer, Inc. Age 56. Address: 1775 Massachusetts Ave., N.W. Washington, D.C. 20036-2188.

GAYNOR N. KELLEY--Director since 1997 (current term expires April, 2001). Member, Auditing Committee. Retired since 1996. Chairman and Chief Executive Officer, The Perkin Elmer Corporation from 1990 to 1996. Mr. Kelley is also a director of Hercules Incorporated, and Alliant Techsystems. Age 67. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102-3777.

BURTON G. MALKIEL--Director since 1978 (current term expires April, 2002). Chairman, Investment Committee; Member, Executive Committee; Member, Committee on Finance & Dividends. Professor of Economics, Princeton University, since 1988. Dr. Malkiel is also a director of Banco Bilbao Vizcaya, Baker Fentress & Company, The Jeffrey Company, The Southern New England Telecommunications Company, and Vanguard Group, Inc. Age 66. Address: Princeton University, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

ARTHUR F. RYAN--Chairman of the Board, President and Chief Executive Officer of Prudential since 1994. President and Chief Operating Officer, Chase Manhattan Bank from 1990 to 1994, with Chase since 1972. Age 56. Address: 751 Broad Street, Newark, NJ 07102.

IDA F.S. SCHMERTZ--Director since 1997 (current term expires April, 2004). Member, Audit Committee. Principal, Investment Strategies International since 1994. Age 64. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

CHARLES R. SITTER--Director since 1995 (current term expires April, 2003). Member, Committee on Finance & Dividend; Member, Investment Committee. Retired since 1996. President, Exxon Corporation from 1993 to 1996. Mr. Sitter began his career with Exxon in 1957. Age 68. Address: 5959 Las Colinas Boulevard, Irving, TX 75039-2298.

DONALD L. STAHELI--Director since 1995 (current term expires April, 2003). Member, Compensation Committee; Member, Auditing Committee. Retired since 1996. Chairman and Chief Executive Officer, Continental Grain Company from 1994 to 1997. President and Chief Executive Officer, Continental Grain Company from 1988 to 1994. Mr. Staheli is also director of Bankers Trust Company, Conti-Financial Corporation and Continental Grain Company. Age 67 Address: 39 Locust Street, Suite 204, New Canaan, CT 06840.

RICHARD M. THOMSON--Director since 1976 (current term expires April, 2000). Chairman, Executive Committee; Chairman, Compensation Committee. Retired since 1998. Chairman of the Board, The Toronto-Dominion Bank from 1997 to 1998. Chairman and Chief Executive Officer from 1978 to 1997. Mr. Thomson is also a director of CGC, Inc., INCO, Limited, S.C. Johnson & Son, Inc., The Thomson Corporation, Canadian Occidental Petroleum, Ltd., The Toronto-Dominion Bank and Ontario Hydro. Age 64. Address: P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

JAMES A. UNRUH--Director since 1996 (current term expires April, 2000). Member, Committees on Nominations & Corporate Governance; Member, Investment Committee. Retired since 1997. Chairman and Chief Executive Officer, Unisys Corporation, from 1990 to 1997. Mr. Unruh is also a director of Ameritech Corporation and Moss Micro. Age 57. Address: 751 Broad Street, Newark, NJ 07102-3777.

P. ROY VAGELOS, M.D.--Director since 1989 (current term expires April, 2001). Chairman, Auditing Committee; Member, Executive Committee; Member, Committees on Nominations & Corporate Governance. Chairman, Regeneron Pharmaceuticals since 1995. Chairman, Advanced Medicines, Inc. since 1997. Chairman, Chief Executive Officer and President, Merck & Co., Inc. from 1986 to 1995, Dr. Vagelos originally joined Merck in 1975 Dr. Vagelos is also a director of The Estee Lauder Companies, Inc. and PepsiCo., Inc. Age 69. Address: One Crossroads Drive, Building A, 3rd Floor, Bedminster, NJ 07921.

STANLEY C. VAN NESS--Director since 1990 (current term expires April, 2002). Chairman, Committee on Business Ethics; Member, Executive Committee; Member, Auditing Committee. Partner, Herbert, Van Ness, Cayci & Goodell (law firm) since 1998. Counselor at Law, Picco Herbert Kennedy (law firm) from 1990 to 1998. Mr. Van Ness is also a director of Jersey Central Power & Light Company. Age 64.
Address: 22 Chambers Street, Princeton, NJ 08542.

PAUL A. VOLCKER--Director since 1988 (current term expires April, 2000). Chairman, Committee on Finance & Dividends; Member, Executive Committee; Member, Committee on Nominations & Corporate Governance. Consultant since 1997. Chairman, Wolfensohn & Co., Inc. 1988 to 1996 Chairman, James D. Wolfensohn, Inc. 1988 to 1996. Chief Executive Officer, James D. Wolfensohn, Inc. from 1995 to 1996. Mr. Volcker is also a director of Nestle, S.A., and Bankers Trust New York Corporation as well as a Director of the Board of Overseers of TIAA-CREF. Age 71, Address: 610 Fifth Avenue, Suite 420, New York, NY 10020.

JOSEPH H. WILLIAMS--Director since 1994 (current term expires April, 2002). Member, Committee on Finance & Dividends; Member, Investment Committee. Director, The Williams Companies since 1979. Chairman & Chief Executive Officer, The Williams Companies from 1979 to 1993. Mr. Williams is also a director of The Orvis Company, MTC Investors, LLC., and AEA Investors, Inc. Age 65. Address: One Williams Center, Tulsa, OK 74102.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                               PRINCIPAL OFFICERS

ARTHUR F. RYAN--Chairman of the Board, President and Chief Executive Officer since 1994; prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation. Age 56.

E. MICHAEL CAULFIELD--Executive Vice President, Financial Management since 1998; Chief Executive Officer, Prudential Investments from 1995 to 1998; Chief Executive Officer, Money Management Group in 1995; prior to 1995, President, Prudential Preferred Financial Services. Age 52.

MICHELE S. DARLING--Executive Vice President Human Resources since 1997; prior to 1997, Executive Vice President, Canadian Imperial Bank of Commerce. Age 45.

ROBERT C. GOLDEN--Executive Vice President Operations and Systems since 1997; prior to 1997, Executive Vice President, Prudential Securities. Age 53.

MARK B. GRIER--Executive Vice President, Corporate Governance since 1998; Executive Vice President, Financial Management from 1997 to 1998; Chief Financial Officer from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation. Age 46.

JEAN D. HAMILTON--Executive Vice President, Prudential Institutional since 1998; President, Diversified Group since 1995 to 1998; prior to 1995, President, Prudential Capital Group. Age 52.

RODGER A. LAWSON--Executive Vice President, International Investments & Global Marketing Communications since 1998; Executive Vice President, Marketing and Planning from 1996 to 1998; President and CEO, Van Eck Global, from 1994 to 1996; prior to 1994, President and CEO, Global Private Banking, Bankers Trust Company. Age 52.

KIYOFUMI SAKAGUCHI--Executive Vice President, International Insurance since 1998; President, International Insurance Group from 1995 to 1998; prior to 1995, Chairman and CEO, The Prudential Life Insurance Co., Ltd., Japan. Age 56.

JOHN V. SCICUTELLA--Executive Vice President, Individual Financial Services since 1998; Chief Executive Officer, Individual Insurance Group from 1997 to 1998; Executive Vice President Operations and Systems from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation. Age 49.

JOHN R. STRANGFELD--Executive Vice President, Global Asset Management since 1998; Chief Executive Officer, Private Asset Management Group (PAMG) from 1996 to 1998; President, PAMG, from 1994 to 1996; prior to 1994, Senior Managing Director. Age 45.

JAMES J. AVERY, JR.--Senior Vice President & Chief Actuary, Individual Insurance Group since 1997; President Prudential Select from 1996 to 1997; prior to 1995, Executive Vice President and Chief Operating Officer, Prudential Select. Age 47.

MARTIN A. BERKOWITZ--Senior Vice President, Financial Management since 1998; Senior Vice President and Comptroller from 1995 to 1998; prior to 1995, Senior Vice President and CFO, Prudential Investment Corporation. Age 50.

WILLIAM M. BETHKE--Senior Vice President and Chief Investment Officer since 1997; prior to 1997, President, Capital Management Group. Age 51.

ANNE E. BOSSI--Senior Vice President, Institutional since 1998; President, Group Life & Disability 1997 to 1998; President, Group Life Insurance 1995 to 1997; prior to 1995, President, Northeastern Group Operations. Age 47.

RICHARD J. CARBONE--Senior Vice President and Chief Financial Officer since 1997. Controller, Salomon Brothers, New York, NY, from 1995 to 1997; prior to 1995, Controller, Bankers Trust. Age 51.

THOMAS J. CARROLL--Senior Vice President and Chief Auditor since 1999. Managing Director, Bankers Trust Company from 1996 to 1998; prior to 1996, Global Chief Auditor and Managing Director, Credit Suisse First Boston. Age 57.

THOMAS W. CRAWFORD--Senior Vice President, Individual Financial Services, since 1998; President and Chief Executive Officer, Prudential Property & Casualty Company from 1996 to 1998; Vice President, Prudential Property & Casualty Company in 1996; prior to 1996, President & CEO, Southern Heritage Insurance Company. Age 55.

WILLIAM D. FRIEL--Senior Vice President and Chief Information Officer since 1996; prior to 1996, Chief Executive Officer, Prudential Service Company. Age 60.

MICHAEL J. HINES--Senior Vice President, Marketing and Communications since 1999; 1996 to 1998 Vice President, Marketing and Communications. Age 47.

RONALD P. JOELSON--Senior Vice President, Financial Management, since 1999. Senior Vice President, Guaranteed Products, from 1996 to 1999. Vice President, Guaranteed Investments, Guaranteed Products during 1996; prior to 1996, Managing Director, Retirement Services. Age 40.

IRA J. KLEINMAN--Senior Vice President, International Insurance Group, since 1997; prior to 1997, Chief Marketing & Product Development Officer. Age 51.

KATHLEEN KRALL--Senior Vice President, Individual Financial Services since 1999; Vice President, Individual Financial Services from 1996 to 1999; Vice President, Operations and Systems from 1995 to 1996; prior to 1995 Vice President, Chase Manhattan Bank. Age 41.

JOYCE R. LEIBOWITZ--Senior Vice President, Management Internal Controls since 1999; Vice President, Management Internal Controls from 1995 to 1999; prior to 1995 Integrated Control Officer. Age 51.

JOHN M. LIFTIN--Senior Vice President and General Counsel since 1998; Self-employed from 1997 to 1998; prior to 1997 Senior Vice President and General Counsel, Kidder & Peabody Group, Inc. Age 55.

THOMAS E. MINERVA - Senior Vice President, Individual Financial Services, since 2000; prior to 2000, Corporate Vice President, Individual Financial Services. Age 51.

PRISCILLA A. MYERS--Senior Vice President, Demutualization since 1998; Senior Vice President and Auditor from 1995 to 1998; prior to 1995, Vice President and Auditor. Age 48.

I. EDWARD PRICE--Senior Vice President since 1996; Senior Vice President and Actuary from 1995 to 1996; prior to 1995, Chief Executive Officer, Prudential International Insurance. Age 56.

SUSAN J. BLOUNT--Vice President and Secretary since 1995; prior to 1995, Assistant General Counsel. Age 41.

C. EDWARD CHAPLIN--Vice President and Treasurer since 1995; prior to 1995, Managing Director and Assistant Treasurer. Age 41.

ANTHONY S. PISZEL--Vice President and Controller since 1998; Vice President, Enterprise Financial Management from 1997 to 1998; prior to 1997, Chief Financial Officer, Individual Insurance Group. Age 44.

                             SALE OF THE CONTRACTS

Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential, offers the Contracts on a continuous basis through Corporate Office, regional home office and group sales office employees in those states in which the Contracts may be lawfully sold. It may also offer the Contracts through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

We may pay trail commissions to registered representatives who maintain an ongoing relationship with a Contractholder. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Contract and the amount of time that the Contract has been in effect.

                                   LITIGATION

WE ARE SUBJECT TO LEGAL AND REGULATORY ACTIONS IN THE ORDINARY COURSE OF OUR BUSINESS, INCLUDING CLASS ACTIONS. OUR PENDING LEGAL AND REGULATORY ACTIONS INCLUDE PROCEEDINGS SPECIFIC TO US AND PROCEEDINGS GENERALLY APPLICABLE TO BUSINESS PRACTICES IN THE INDUSTRY IN WHICH WE OPERATE. IN OUR INSURANCE OPERATIONS, WE ARE SUBJECT TO CLASS ACTIONS AND INDIVIDUAL SUITS INVOLVING A VARIETY OF ISSUES, INCLUDING SALES PRACTICES, CLAIMS PAYMENT AND DENIAL OF BENEFIT MATTERS AND PAYMENT OF SERVICE FEES.

In certain of our pending legal and regulatory actions, large and/or indeterminate amounts are sought, including punitive or exemplary damages. The following is a summary of pending proceedings against us that we currently believe are significant.

We have been subject to substantial regulatory investigations and civil litigation involving alleged deceptive life insurance sales practices engaged in by us and our insurance agents in violation of state and federal laws. The sales practices alleged to have occurred are contrary to our policy.

In April 1995, a Multi-State Life Insurance Task Force (the "Task Force"), comprised of insurance regulators from 29 states and the District of Columbia, was formed to conduct a review of sales and marketing practices throughout the life insurance industry. Prudential was the initial focus of the Task Force examination. In July 1996, the Task Force released its report on its activities (the "Task Force Report"). The Task Force Report found that some sales of life insurance policies, including life insurance policies issued by Pruco Life, had been improper (principally relating to improper financed insurance sales, improper representations in sales involving abbreviated payment plans and insurance improperly sold primarily as an investment rather than as life insurance) and that efforts to prevent such practices were not sufficiently effective. Pruco Life was not named in the Task Force Report, but the report covered the sales of Pruco Life policies. Based on these findings, the Task Force recommended, and Prudential agreed to, various changes in our sales and other business practices controls (including as to the training, supervision and discipline of agents and field management) and a series of fines allocated to all 50 states and the District of Columbia. In addition, the Task Force and Prudential agreed upon a remediation program pursuant to which relief would be offered to policyholders who were misled when they purchased individual permanent life insurance policies in the United States from 1982 through 1995. By March 1997, Prudential had entered into consent orders with insurance regulatory authorities in all 50 states and the District of Columbia in which such authorities adopted the Task Force Report and agreed to accept this remediation program as enhanced by the Class Action Settlement discussed below (the "Remediation Program") and the payment of approximately $65 million in fines, penalties and related payments to resolve with these authorities the sales practices issues identified by the Task Force's examination (each such agreement a "State Settlement").

Commencing in February 1995, a number individual and alleged class civil actions were filed against Prudential and Pruco Life alleging improprieties in connection with the sale, servicing and operation of permanent individual life insurance policies. These actions were consolidated and transferred by the Judicial Panel on Multi-District Litigation to the United States District Court for the District of New Jersey (the "District Court"). In September 1996, the plaintiffs in the alleged class actions in the consolidated proceeding joined in the filing of an amended consolidated class action against us (the "Class Action") and the pending individual actions (the "Individual Actions") were stayed. The principal allegations of the Class Action were that individual permanent life insurance was improperly sold through alleged misrepresentations concerning the use of an existing policy's value or dividend stream to purchase or maintain another policy (i.e., financed insurance sales), alleged misrepresentations relating to the number of out-of-pocket cash premiums required to be paid for a policy or the realization of specified benefits (i.e., "vanishing premium" or abbreviated payment plans) and alleged misrepresentations of the insurance product sold as an investment rather than a life insurance policy.

In October 1996, we entered into a Stipulation of Settlement (the "Class Action Settlement") in the Class Action covering all persons who own or owned at termination of the policy, an individual permanent life insurance policy issued in the United States by Prudential, Pruco Life and Pruco Life of New Jersey during the period January 1, 1982 through December 31, 1995 (each a "Covered Policy") other than those opting out of the Class Settlement, those who had previously settled with us who were represented by counsel, the owners of certain corporate-owned life insurance or trust-owned life insurance policies and a limited number of other specified policyholders (the "Class Members"). The Class Action Settlement proposed to settle the Class Action by adopting the Remediation Program described in the Task Force Report and previously accepted in the initial State Settlements plus specified enhancements and changes, including some additional remedies. In addition, it was agreed in the Class Action Settlement that the total pre-tax cost of remedies for the claims filed through the ADR process of the Remediation Program described below would result in a minimum average cost per remedy of $2,364 for the first 330,000 claims remedied. It was also agreed that the ADR participants would be provided with additional compensation to be determined by a formula that would range in aggregate amount from $50 million to $300 million depending on the total number of claims remedied, which would be distributed as determined by the District Court at the end of the ADR claim evaluation process described below. It was agreed in the Class Action Settlement that the aggregate amount of pre-tax cost for remedies granted through the ADR process and the additional compensation to be distributed at the end of the ADR process would in no event be less than $410 million. The Class Action Settlement releases Prudential and us from all claims that have been asserted by Class Members and bars Class Members from asserting any other claims with respect to the sales, servicing or administration of the Covered Policies.

In October 1996, a notice of the Class Action and proposed Class Action Settlement was provided to the owners of the approximately 10.7 million Covered Policies, giving each owner the opportunity to opt out of the Class Action in order to pursue alternative remedies. Owners of approximately 21,800 Covered Policies elected to be excluded from the Class Action Settlement (the "Opt-Out Policyholders"). In January 1997, the District Court sanctioned and fined Prudential $1 million for failure to properly implement procedures for its employees to retain documents in violation of the District Court's order that required the parties to preserve all documents relevant to the resolution of the Class Action and the Remediation Program. The District Court ordered Prudential to implement a document retention policy and directed that an independent expert be engaged to investigate the extent of document destruction and its impact on the Remediation Program, so that claim evaluations would take into account any failure to retain materials relevant to the claim. In March 1997, the District Court issued an order certifying the class for settlement purposes only and approving the amended Class Action Settlement as fair to Class Members. In July 1998, this order was affirmed on appeal by the U.S. Court of Appeals for the Third circuit, although the issue of class counsel's fees was sent back to the District court for review. In January 1999, the U.S. Supreme Court denied a writ of certiorari filed by certain Class Members objecting to the Class Settlement. The approval of the settlement is now final and unappealable, although the District Court has retained jurisdiction over the administration, execution, enforcement and interpretation of the settlement.

The Remediation Program offered two alternative forms of relief: participation in the Alternative Dispute Resolution ("ADR") process or Basic Claim Relief. The ADR process was designed to permit policyholders who believe they were misled regarding the sale of their policies to submit claims for relief through a no-cost dispute resolution process with certain specified safeguards to protect policyholders. The ADR process has provided individual review of each claim with remedies tailored to the type of claim and the available evidence concerning the claim, including any evidence of document destruction by us. Remedies under the ADR process have included, among other things: return of policy values improperly used; cancellation of an unwanted policy and refund of some or all premiums paid including interest; agreement that the policyholder need not make future payments for some or all premiums due; or issuance of a substitute product. The ADR process does not guarantee that there will be a determination in the policyholder's favor providing for any relief or remedy. Basic Claim Relief has provided a choice of specified remedies without a claim or showing that any improper sales practices occurred. The Basic Claim Relief options have included preferred rate premium loans and annuities, mutual fund shares or life insurance policies with certain benefits or values that we will enhance.

Pursuant to the Class Action Settlement and the State Settlements, beginning in February 1997, Remediation Program packages were mailed to Class Members (i.e., the owners of the 10.7 million Covered Policies, other than Opt-Out Policyholders) informing them of their options under the Remediation Program. The owners of approximately 1.16 million Covered Policies indicated an intent to file an ADR claim and were provided an ADR claim form for completion and submission. The ADR process generally has required that individual claim forms and files be reviewed by Prudential and by one or more independent claim evaluators. Approximately 649,000 claim forms were completed and returned by policyholders and virtually all decision letters had been mailed to claimants as of February 28, 1999. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. We believe that the bulk of such appeals will be resolved in 1999. The owners of approximately 503,000 policies indicated an interest in a Basic Claim Relief Remedy.

In a related matter, the NASD examined our individual life insurance broker-dealer's (Pruco Securities Corporation) sales practices with respect to SEC-registered variable life insurance products sold in the United States from 1983 through 1995, as well as the public. In July 1999, Pruco Securities Corporation entered into a settlement agreement with the NASD that included findings by the NASD of improper sales practices affecting the sale of some of our variable life products similar to those cited by the Task Force and inadequate supervision. This settlement agreement censured Pruco Securities, required the retention of an independent consultant to review Pruco Securities' policies and procedures relevant to the NASD's findings, and levied a $20 million fine. This settlement did not change the Remediation Program or add to our obligations to claimants in the Remediation Program or other policyholders.

On September 2, 1999, the Insurance Department of the State of New York formally adopted a Report of Examination based on the Department's review, for the years 1996 and 1997, of Prudential's individual life insurance sales practices controls and various company recordkeeping, reporting and filing requirements. Significantly, the examination report did not identify problems with sales practices controls or the steps taken to implement the recommendations contained in the Task Force Report described above. However, the examiners did cite violations relating to some of Prudential's advertisements and advertising files, the use of unfiled policy forms in what is now a discontinued line of business, various problems related to the back-office maintenance of new business and complaint files, and the inability to produce all requested documents and data in a timely manner. The Department also concluded that Prudential failed to adequately facilitate its examination. These matters were resolved by entry of a Stipulation in which Prudential agreed to pay a fine of $1.5 million and agreed that the Auditing Committee of its Board of Directors would provide semi-annual reports for a three year period to the New York Department describing the status of steps taken to remedy the issues cited in the Report of Examination.

We remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to our sales practices and the conduct of the Remediation Program. The releases granted by the state insurance regulatory authorities pursuant to the State Settlements do not become final until the Remediation Program has been completed without any material changes to which those regulators have not agreed. The Class Action Settlement does not cover: policies other than individual permanent life insurance policies issued in the United States; any type of policy issued prior to 1982 or after 1995; the Opt-Out Policyholders, some of whom are proceeding with their own individual or putative class actions; and individual actions not barred by the Class Action Settlement. Prudential agreed to indemnify Pruco Life for losses, if any, resulting from claims arising from sales practice violations that occurred between 1982 and 1995. We believe that no other litigation is being brought against Pruco Life that would have a material effect on its financial position.

In 1996, Prudential established a reserve to cover the cost of remedying policyholder claims of $410 million, as agreed to in the Class Action Settlement. Prudential had no better information available at that time upon which to make a reasonable estimate of losses. Prudential also incurred charges or reserves to cover administrative costs related to the ADR process, regulatory fines, penalties and related payments, litigation costs and settlements, and other fees and expenses associated with the resolution of sales practices issues ("Additional Sales Practices Costs") aggregating $715 million. In 1997, based on additional information derived from claim sampling techniques, the terms of the settlement and the number of claim forms received, management increased the estimated liability for the cost of remedying policyholder claims in the ADR process by $1.64 billion before taxes to approximately $2.05 billion before taxes, of which $1.80 billion was funded in a settlement trust. Prudential also incurred charges or additional reserves to cover Additional Sales Practices Costs aggregating $390 million. Prudential expressly noted that additional cost items were anticipated that could not be fully evaluated at that time. In 1998, based on estimates derived from an analysis of claims actually remedied (including interest) and a sample of claims still to be remedied (both estimates included the additional liability associated with the results of the investigation by the independent expert regarding the impact of document destruction on the ADR program) and an estimate of additional liabilities associated with a claimant's right to "appeal" the decision, the estimated liability was increased for the cost of ADR remedies by $510 million before taxes to a total of $2.56 billion before taxes, all of which has been funded in the settlement trust. Prudential also incurred charges or established additional reserves to cover Additional Sales Practices Costs aggregating $640 million.

WHILE PRUDENTIAL BELIEVES IT HAS ADEQUATELY RESERVED IN ALL MATERIAL RESPECTS BASED ON INFORMATION CURRENTLY AVAILABLE, THE ULTIMATE AMOUNT OF THE TOTAL COST OF REMEDYING POLICYHOLDER CLAIMS AND RELATED COSTS IN DEPENDENT ON COMPLEX AND VARYING FACTORS, INCLUDING THE RELIEF OPTIONS TO BE CHOSEN BY CLAIMANTS, THE DOLLAR VALUE OF THOSE OPTIONS, AND THE NUMBER AND TYPE OF CLAIMS THAT MAY SUCCESSFULLY BE APPEALED. AS WITH ANY LITIGATION, THE LITIGATION BY OPT-OUT POLICYHOLDERS AND THE INDIVIDUAL ACTIONS ARE SUBJECT TO MANY UNCERTAINTIES, AND, GIVEN THE COMPLEXITY AND SCOPE OF THESE SUITS, THEIR OUTCOME CANNOT BE PREDICTED WITH PRECISION.

                                 LEGAL MATTERS

All matters relating to New Jersey law pertaining to the Contracts, including the validity of the Contracts and Prudential's authority to issue the Contracts, have been passed upon by C. Christopher Sprague, Assistant General Counsel of Prudential. Shea and Gardner of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS

The financial statements of Prudential as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in the statement of additional information have been so included in reliance on the reports of___________________________, independent accountants, given on the authority of said firm as experts in auditing and accounting. ______________________'s principal business address is____________________________________________________________________.

                              FINANCIAL STATEMENTS

The consolidated financial statements for Prudential included herein should be distinguished from the financial statements of the Discovery Account, and should be considered only as bearing upon the ability of Prudential to meet its obligations under the Contracts. Prudential financial statements are included in the Statement of Additional Information for Prudential's Medley Program.

[Prudential financial statements to be added to this SAI by pre-effective amendment.]

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

     (a)  The following financial statements are included in Part B:

     [To be added by pre-effective amendment.]

      (b)   Exhibits

           1. Resolution adopted by the Board of Directors of The Prudential Insurance Company of America on November 9, 1999 establishing the Prudential Discovery Premier Group Variable Contract Account (the "Discovery Account"). (Note 2)

           2.     Not applicable.

           3(a).  Distribution Agreement. (Note 2)

           3(b).  Broker-dealer sales agreement. (Note 2)

           4. Form of Group Annuity Contract offered by The Prudential Insurance Company of America. (Note 2)

           5(a).  Not applicable.

           5(b). Form or Participant enrollment form (including acknowledgment of restrictions on redemption imposed by I.R.C. Section 403(b)). (Note 2)

           6(a). Charter of The Prudential Insurance Company of America, as amended November 14, 1995. (Note 3)

           6(b). By-Laws of The Prudential Insurance Company of America, as amended May 12, 1998. (Note 4)

           7.     Not applicable.

           8.     Participation Agreements. (Note 2)

           9. Consent and opinion of C. Christopher Sprague, Assistant General Counsel, The Prudential Insurance Company of America, as to the legality of the securities being registered. (Note
                  2)

           10(a). Consent of ______________, Independent Accountants. (Note 2)

           10(b). Consent of Shea & Gardner. (Note 2)

           10(c). Powers of Attorney. (Note 1)

           11.    Not applicable.

           12.    Not applicable.

           13.    Schedule for Computation of Performance Calculations. (Note 2)

----------

(Note 1)          Filed herewith.

(Note 2)          To be filed by pre-effective amendment.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20083, filed April 9, 1998 on behalf of The Prudential Variable Contract Real Property Account.

(Note 4)          Incorporated by reference to Form S-6, Registration No.
                  333-64957, filed September 30, 1998 on behalf of The Prudential Variable Appreciable Account.

Item 25. Directors and Officers of the Depositor

Information about the Directors and Executive Officers of Prudential, Registrant's depositor, appears under the heading of "Directors and Officers of Prudential" in the Statement of Additional information (Part B of this Registration Statement).

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Registrant is a separate account of The Prudential Insurance Company of America, a mutual life insurance company organized under the laws of the State of New Jersey. The subsidiaries of Prudential and short descriptions of each are listed under Item 25 to Post-Effective Amendment No. 36 to the Form N-1A registration Statement for the Prudential Series Fund, Inc., Registration No. 2-80896, filed May 1, 1999, the text of which is hereby incorporated.

In addition to the subsidiaries shown on the Organization Chart, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential also holds directly and in three of its separate accounts, shares of The Prudential Series Fund, Inc., a Maryland corporation. The balance of the shares of The Prudential Series Fund, Inc. are hold in separate accounts of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey, wholly-owned subsidiaries of Prudential. All of the separate accounts referred to above are unit investment trusts registered under the Investment Company Act of 1940. Prudential's Gibraltar Fund, Inc. and The Prudential Series Fund, Inc. are registered as open-end, diversified management investment companies under the Investment Company Act of 1940. The shares of these investment companies are voted in accordance with the instructions of persons having interests in the unit investment trusts, and Prudential, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey vote the shares they hold directly in the same manner that they vote the shares that they hold in their separate accounts.

Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential registered as open-end, diversified management investment companies under the Investment Company Act of 1940.

Prudential is a mutual insurance company. Its financial statements have been prepared in conformity with generally accepted accounting principles, which include statutory accounting practices prescribed or permitted by state regulatory authorities for insurance companies.

Item 27. Number of Contractholders

Not applicable.

Item 28. Indemnification

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of The Prudential Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's By-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (8) (ii) of Post-Effective Amendment No. 12 to Form N-4, Registration No. 33-25434, filed April 30, 1997, on behalf of the Prudential Variable Contract Account.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

      (a) Prudential Investment Management Services LLC ("PIMS"), a direct wholly owned subsidiary of Prudential, acts as the principal underwriter for the registrant and also for The Prudential

            Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, which are registered as open-end management investment companies under the Investment Company Act of 1940. It also acts as principal underwriter for The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, and The Prudential Discovery Premier Group Variable Contract Account, which are registered as unit investment trusts under the Investment Company Act of 1940. PIMS is also distributor for the following companies, which are registered as open-end management investment companies under the Investment Company Act of 1940: Cash Accumulation Trust, Command Money Fund, Command Government Fund, Command Tax-Free Fund, the Global Total Return Fund, Inc., Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity
            Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Distressed Securities Fund, Inc., Prudential Diversified Bond Fund, Inc., Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Limited Maturity Fund, Inc., Prudential Government Income Fund, Inc., Prudential Government Securities Trust, Prudential High Yield Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential International Bond Fund, Inc., The Prudential Investment Portfolios, Inc., Prudential Mid-Cap Value Fund, Prudential MoneyMart Assets, Inc., Prudential Mortgage Income Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Small-Cap Quantum Fund, Inc. Prudential Small Company Value Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential 20/20 Focus Fund, Prudential Utility Fund, Inc., Prudential World Fund, Inc. and The Target Portfolio Trust.

            (b)(1) The following table sets forth information regarding certain officers of PIMS. As a limited liability company, PIMS has no directors. None of these persons has a position or office with the Registrant. The principal business address for the following persons is 751 Broad Street, Newark, NJ 07102.

            NAME AND PRINCIPAL              POSITIONS AND OFFICES
            BUSINESS ADDRESS                WITH UNDERWRITER

            Robert F. Gunia                 President

            C. Edward Chaplin               Treasurer

            Kevin B. Frawley                Senior Vice President
                                            and Chief Compliance
                                            Officer

            Jean D. Hamilton                Executive Vice President

            John R. Strangfeld              Executive Vice President

            William V. Healey               Senior Vice President,
                                            Secretary and Chief Legal
                                            Officer

            Margaret M. Deverell            Senior Vice President, Comptroller
                                            and Chief Financial Officer

      (c)   NAME OF                         NET UNDERWRITING
            PRINCIPAL                       DISCOUNTS AND          COMPENSATION
            UNDERWRITER                     COMMISSIONS            ON REDEMPTION
            ------------------              -----------------      -------------

            Prudential Investment
            Management Services, LLC               $0                   $0

Item 30. Location of Accounts and Records

All accounts, books and documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by the Registrant through Prudential at the following addresses:

     The Prudential Insurance Company of America and The Prudential Investment Corporation
     751 Broad Street
     Newark, New Jersey 07102-3777

     The Prudential Insurance Company of America and The Prudential Investment Corporation
     Gateway Buildings Two, Three and Four
     100 Mulberry Street
     Newark, New Jersey 07102

     The Prudential Insurance Company of America and
     The Prudential Investment Corporation
     56 North Livingston Avenue
     Roseland, New Jersey 07088

     The Prudential Insurance Company of America
     c/o Prudential Investments
     30 Scranton Office Park
     Scranton, Pennsylvania 18507-1789

     The Prudential Insurance Company of America
     c/o The Prudential Asset Management Company, Inc.
     71 Hanover Road
     Florham Park, New Jersey 07932

     Investors Fiduciary Trust Company
     127 West 10th Street
     Kansas City, Missouri 64105

Item 31. Management Services

None.

Item 32. Undertakings

      The Registrant hereby undertakes:

      (a) to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

      (b) to include either (1) as part of any enrollment form to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

      (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      (d) Prudential Insurance Company of America hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Insurance Company of America.

                                403(b) ANNUITIES

The Registrant intends to rely on the no-action response dated November 28, 1988, from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs
(1)-(4) thereof.

                                    TEXAS ORP

The Registrant intends to offer Contracts to Participants in the Texas Optional Retirement Program. In connection with that offering, Rule 6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Rule will be complied with.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Newark, and the State of New Jersey on this 28th day of January, 2000.

                              The Prudential Discovery Premier Group Variable Contract Account

                              ------------------------------------------------
                                                    (Registrant)

                              BY:  The Prudential Insurance Company of America

                              -------------------------------------------------
                                                    (Depositor)


By:  /s/ C. Christopher Sprague

-------------------------------------
C. Christopher Sprague
Assistant General Counsel


-------------------------------------
(Signature and Title)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on this 28th day of January, 2000.

SIGNATURE AND TITLE

/s/             *                       /s/                 *                  .
   -----------------------------------      ------------------------------------
      Arthur F. Ryan                            Franklin E. Agnew
      Chairman of the Board,                    Director
      President and Chief Executive
      Officer

/s/             *                       /s/                *                   .
   -----------------------------------      ------------------------------------
      Anthony S. Piszel                         Roger A. Enrico
      Vice President and Controller             Director
      (Chief Accounting Officer)

/s/             *                       /s/                *                   .
   -----------------------------------      ------------------------------------

      Richard J. Carbone                        Allan D. Gilmour
      Senior Vice President and                 Director
      Principal Financial Officer


/s/             *                       /s/                *                   .
   -----------------------------------      ------------------------------------
      Frederic K. Becker                        Jon F. Hanson
      Director                                  Director

/s/             *                       /s/                *                   .
   -----------------------------------      ------------------------------------
      Gilbert F. Casellas                       Glen H. Hiner
      Director                                  Director

/s/             *                       /s/                 *                  .
   -----------------------------------      ------------------------------------
      James G. Cullen                           P. Roy Vagelos, M.D.
      Director                                  Director


/s/             *                       /s/                *                   .
   -----------------------------------      ------------------------------------
      Gaynor N. Kelley                          Stanley C. Van Ness
      Director                                  Director

/s/             *
   -----------------------------------
      Burton G. Malkiel
      Director

                                        * By:   C. Christopher Sprague        .
                                               --------------------------------
                                                C. Christopher Sprague
                                                (Attorney-In-Fact)